UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2025

Stryker Corporation

(Exact name of Registrant as Specified in Its Charter)

Michigan	001-13149	38-1239739
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1941 Stryker Way Portage, Michigan	49002
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (269) 385-2600

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.10 Par Value	SYK	New York Stock Exchange
0.250% Notes due 2024	SYK24A	New York Stock Exchange
2.125% Notes due 2027	SYK27	New York Stock Exchange
3.375% Notes due 2028	SYK28	New York Stock Exchange
0.750% Notes due 2029	SYK29	New York Stock Exchange
2.625% Notes due 2030	SYK30	New York Stock Exchange
1.000% Notes due 2031	SYK31	New York Stock Exchange
3.375% Notes due 2032	SYK32	New York Stock Exchange
3.625% Notes due 2036	SYK36	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On January 6, 2025, Stryker Corporation, a Michigan corporation (“Stryker”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between Stryker and Inari Medical, Inc., a Delaware corporation (“Inari”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, an acquisition vehicle to be formed by Stryker promptly after the execution of the Merger Agreement as a wholly owned subsidiary of Stryker (“Merger Sub”) will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Inari, at a price of $80.00 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any applicable tax withholding.

The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) there having been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that, when added to the Shares then owned by Stryker and Merger Sub, would represent at least a majority of Shares issued and outstanding as of immediately following the expiration of the Offer (the “Minimum Tender Condition”), (ii) the expiration or termination of the waiting period applicable to the Offer and the consummation of the Merger (as defined below) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “Regulatory Condition”), and (iii) the absence of any legal prohibition by a governmental entity of competent jurisdiction in effect enjoining, prohibiting or otherwise preventing the consummation of the Offer or the Merger (as defined below) (the “Absence of Legal Restraint Condition”).

The Offer will initially remain open for a minimum of 20 business days from the date of commencement of the Offer. If at the scheduled expiration time of the Offer, any of the conditions to the Offer have not been satisfied or waived, Merger Sub must extend the tender offer for consecutive periods of up to 10 business days each (or for a longer period as mutually agreed by Stryker and Inari) to permit the satisfaction of such conditions. However, Merger Sub will have no obligation to extend the tender offer on more than three occasions in circumstances where the only remaining condition to satisfy at the expiration time is the Minimum Tender Condition. In no circumstances will Merger Sub or Stryker extend the Offer such that the expiration time would occur beyond the End Date (as defined below).

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Inari pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Inari being the surviving corporation and a wholly owned subsidiary of Stryker (the “Merger”). At the effective time of the Merger, each Share (other than (i) Shares owned by Inari or any wholly owned subsidiary of Inari as treasury stock or otherwise, (ii) Shares owned, directly or indirectly, immediately prior to the effective time of the Merger by Stryker, Merger Sub or any other wholly owned subsidiary of Stryker, (iii) Shares accepted for purchase pursuant to the Offer, and (iv) Shares held by holders who have properly exercised and perfected their demands for appraisal of such Shares under, and complied in all respects with, Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required withholding of taxes.

At the effective time of the Merger, all Inari equity awards will vest and be converted into the right to receive the Offer Price (less the applicable exercise price in the case of options) in respect of each underlying Share, with performance goals deemed achieved at the maximum level in the case of performance-vesting restricted stock unit awards.

The Merger Agreement includes customary representations and warranties of Stryker, Merger Sub and Inari. In addition, until the earlier of the effective time of the Merger and the termination of the Merger Agreement, Inari has agreed to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and to not take certain specified actions.

The parties have agreed under the Merger Agreement to cooperate and use their respective reasonable best efforts to consummate the Offer and the Merger as promptly as reasonably practicable.

Inari has agreed to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, Inari may under certain circumstances provide information to and engage in discussions or negotiations with third parties with respect to an alternative acquisition proposal that board of directors of Inari has determined constitutes or would reasonably be expected to lead to, or result in, a superior proposal (as defined in the Merger Agreement).

The Merger Agreement contains certain customary termination rights in favor of each of Stryker and Inari, including among others Inari’s right, subject to certain limitations, to terminate the Merger Agreement in certain circumstances to accept a superior proposal, and Stryker’s right to terminate the Merger Agreement if the board of directors of Inari changes its recommendation that Inari’s stockholders tender their Shares in the Offer. In addition, either Stryker or Inari may terminate the Merger Agreement if, subject to certain limitations, the acceptance time of the Offer has not occurred by July 7, 2025 (the “End Date”), which date will be automatically extended to October 6, 2025 if all of the conditions to the Offer have been satisfied or waived as of such time, except for those conditions that by their nature cannot be satisfied until the expiration of the Offer, the Regulatory Condition or the Absence of Legal Restraint Condition (to the extent the applicable legal restraint relates to an antitrust or foreign investment law). In addition, the Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, including a termination by Inari to accept and enter into an agreement with respect to a superior proposal in accordance with the Merger Agreement or a termination by Stryker because of a change of recommendation by the board of directors of Inari, Inari will pay Stryker a termination fee of $163 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto and which is incorporated herein by reference. The Merger Agreement has been filed to provide information to investors regarding its terms. It is not intended to provide any other factual information about Stryker, Merger Sub or Inari, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The Merger Agreement and this summary should not be relied upon as disclosure about Stryker,Merger Sub or Inari. None of Stryker’s stockholders or any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Stryker, Merger Sub, Inari or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and that the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by confidential disclosure schedules delivered in connection with the signing of the Merger Agreement. The representations and warranties (i) may have been made for the purpose of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from what an investor may view as material and (ii) may have been made only as of the date of the Merger Agreement or as of another date or dates as may be specified in the Merger Agreement, and information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of Stryker or Inari, if at all.

Item 7.01.	Regulation FD Disclosure.

On January 6, 2025, Stryker and Inari issued a joint press release announcing their entry into the Merger Agreement, a copy of which is attached as Exhibit 99.1 hereto and which is incorporated herein by reference. The information contained in Item 7.01 of this report, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information contained in Item 7.01 of this report, including Exhibit 99.1, shall not be incorporated by reference into any filing of Stryker, whether made before, on, or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the outstanding shares of common stock of Inari referenced in this filing has not yet commenced. This filing and the communications contained in it are for informational purposes only, are not a recommendation and are neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Inari or any other securities. At the time the tender offer is commenced, Stryker will file with the U.S. Securities and

Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, and Inari will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INARI STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Inari stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s Investor Relations department at jason.beach@stryker.com. Copies of the documents filed with the SEC by Inari will be available free of charge on Inari’s website, https://ir.inarimedical.com, or by contacting Inari Investor Relations at IR@inarimedical.com. In addition, Inari stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements, including statements regarding the anticipated benefits to Stryker of the acquisition of Inari and the anticipated timeline to closing the transaction. Such risks and uncertainties include, but are not limited to: uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Inari’s stockholders will tender their shares in the offer; the failure to satisfy any of the closing conditions to the acquisition of Inari, including the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period (and the risk that such governmental approval may result in the imposition of conditions that could adversely affect the expected benefits of the transaction); delays in consummating the acquisition of Inari or the risk that the transaction may not close at all; unexpected liabilities, costs, charges or expenses in connection with the acquisition of Inari; the effects of the proposed Inari transaction (or the announcement thereof) on the parties’ relationships with employees, customers, other business partners or governmental entities; weakening of economic conditions, or the anticipation thereof, that could adversely affect the level of demand for our products; geopolitical risks, including from international conflicts and elections in the United States and other countries, which could, among other things, lead to increased market volatility; pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products; changes in foreign currency exchange markets; legislative and regulatory actions; unanticipated issues arising in connection with clinical studies and otherwise that affect approval of new products, including Inari products, by the United States Food and Drug Administration and foreign regulatory agencies; inflationary pressures; increased interest rates or interest rate volatility; supply chain disruptions; changes in labor markets; changes in reimbursement levels from third-party payors; a significant increase in product liability claims; the ultimate total cost with respect to recall-related and other regulatory and quality matters; the impact of investigative and legal proceedings and compliance risks; resolution of tax audits; changes in tax laws and regulations; the impact of legislation to reform the healthcare system in the United States or other countries; costs to comply with medical device regulations; changes in financial markets; changes in our credit ratings; changes in the competitive environment; our ability to integrate and realize the anticipated benefits of acquisitions in full or at all or within the expected timeframes, including the acquisition of Inari; our ability to realize anticipated cost savings; potential negative impacts resulting from climate change or other environmental, social and governance and sustainability related matters; the impact on our operations and financial results of any public health emergency and any related policies and actions by governments or other third parties; and breaches or failures of our or our vendors’ or customers’ information technology systems or products, including by cyber-attack, data leakage, unauthorized access or theft. Additional information concerning these and other factors is contained in our filings with the SEC, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The foregoing factors should also be read in conjunction with the risks and cautionary statements discussed or identified in Inari’s filings with the SEC, including Inari’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The parties disclaim any intention or obligation to publicly update or revise any forward-looking statement to reflect any change in expectations or in events, conditions or circumstances on which those expectations may be based, or that affect the likelihood that actual results will differ from those contained in the forward-looking statements, except to the extent required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1*	Agreement and Plan of Merger, dated as of January 6, 2025, between Inari Medical, Inc. and Stryker Corporation

99.1**	Joint Press Release, dated January 6, 2025

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

*	Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K. Stryker agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.
**	Furnished, not filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRYKER CORPORATION

Date: January 7, 2025	By:	/s/ GLENN S. BOEHNLEIN
Name: Glenn S. Boehnlein
Title: Vice President, Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

STRYKER CORPORATION

and

INARI MEDICAL, INC.

Dated as of January 6, 2025

ii

Exhibit A:	Offer Conditions

Exhibit B:	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit C:	Form of Joinder

Company Disclosure Letter

Parent Disclosure Letter

iii

AGREEMENT AND PLAN OF MERGER, dated as of January 6, 2025 (this “Agreement”), by and between Stryker Corporation, a Michigan corporation (“Parent”) and Inari Medical, Inc., a Delaware corporation (the “Company”). Parent and the Company, and, from and after the execution and delivery of the Joinder, Merger Sub are referred to herein as the “parties” and each, a “party.”

W I T N E S S E T H :

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS in furtherance of such acquisition, Parent will cause Merger Sub to make a tender offer (as it may be extended, amended or supplemented from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Common Stock,” and each, a “Share”), at a price per Share of $80.00 (such amount or, if the Offer is amended in accordance with the terms of this Agreement and a different amount per share is paid pursuant to the Offer, such different amount, the “Offer Price”), net to the seller in cash, without interest and subject to any applicable tax withholding, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), as soon as practicable following the Acceptance Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (b) duly approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, (c) resolved that this Agreement and the Merger shall be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time, (d) declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger, and (e) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the board of directors of Parent has duly approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger, and declared it advisable for Parent to enter into this Agreement;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with this Agreement; and

WHEREAS, as promptly as practicable following the date of this Agreement (but no later than the first Business Day that the Secretary of State of the State of Delaware is open to permit such formation and return evidence thereof), Parent shall form Merger Sub as a Delaware corporation and a directly wholly owned subsidiary of Parent and cause Merger Sub to enter into the Joinder; provided that from the execution of this Agreement and until such time as Merger Sub is formed and the Joinder is duly executed and delivered to the Company, Parent shall assume all of the rights and be subject to all of the obligations of Merger Sub pursuant to this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, Parent, Merger Sub and the Company agree as follows:

ARTICLE 1

THE OFFER AND MERGER

Section 1.1 The Offer.

(a) Subject to the terms and conditions of this Agreement, as promptly as practicable (but in no event, subject to the Company having timely provided any information required to be provided by it pursuant to Section 1.1(e) and Section 1.2(c)), later than ten (10) Business Days after the initial public announcement of this Agreement), Merger Sub shall, and Parent shall cause Merger Sub to, commence the Offer within the meaning of the applicable rules and regulations of the SEC.

(b) The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and thereafter pay for, any Shares validly tendered and not properly withdrawn pursuant to the Offer shall be subject only to the satisfaction or waiver of the conditions set forth in Exhibit A (collectively, the “Offer Conditions”). The Offer shall initially be scheduled to expire at one minute after 11:59 p.m., New York City time, on the 20th business day (determined using Rule 14d-1(g)(3) of the Exchange Act) following the commencement (within the meaning of Rule 14d-2 of the Exchange Act) of the Offer. Merger Sub expressly reserves the right to waive any Offer Condition or modify the terms of the Offer in any manner not inconsistent with this Agreement, except that, without the prior written consent of the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) waive, amend or modify the Minimum Tender Condition, the Regulatory Condition, the Absence of Legal Restraint Condition or the Termination Condition, (v) impose conditions or requirements to the Offer other than the Offer Conditions or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares (in their capacity as such), (vi) except as otherwise provided in this Section 1.1, terminate, or extend or otherwise amend or modify the expiration date of, the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. Notwithstanding the foregoing, Merger Sub shall, and Parent shall cause Merger Sub to, on the terms and subject to the Offer Conditions and conditions of the Offer and this Agreement, (A) extend the Offer for one or more consecutive increments of not more than ten (10) Business Days each (or for such longer period as may be mutually agreed by Parent and the Company), if at the scheduled expiration time of the Offer the Minimum Offer Condition or any of the other Offer Conditions shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived and (B) extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof applicable to the Offer; provided, however, that, notwithstanding the foregoing, if at the otherwise scheduled expiration time of the Offer, each Offer Condition (other than the Minimum Tender Condition and any conditions that by their nature are to be satisfied at the expiration of the Offer and that would be capable of being satisfied or waived by Parent were the expiration of the Offer to occur at such time) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Merger Sub and Parent shall have no obligation to extend the Offer in such circumstances on more than three (3) occasions, with each such extension to be for ten (10) Business Days unless the Company agrees otherwise in writing; provided further that in no circumstances shall Merger Sub or Parent extend the Offer such that the Acceptance Time would occur beyond the End Date.

(c) On the terms and subject only to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, (i) accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer immediately after the expiration of the Offer (and in any event prior to 8:00 a.m., New York City time, on the first Business Day starting at (if the expiration time occurs on a Business Day) or following (if the expiration time does not occur on a Business Day) the expiration time of the Offer) (the time of such acceptance, the “Acceptance Time”) and (ii) pay the Offer Price for such Shares promptly after (and, in any event, no later than the second Business Day after) the Acceptance Time.

(d) The Offer may not be terminated prior to its expiration date (as such expiration date may be extended in accordance with this Section 1.1), unless this Agreement is validly terminated in accordance with Section 7.1. If this Agreement is validly terminated in accordance with Section 7.1, Merger Sub shall, and Parent shall cause Merger Sub to, immediately, irrevocably and unconditionally terminate the Offer, and Merger Sub shall neither acquire nor pay for Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return, and Parent and Merger Sub shall cause any depository acting on behalf of Merger Sub to return, all tendered Shares to the registered holders thereof. Nothing contained in this Section 1.1 shall affect any termination rights set forth in Section 7.1.

(e) As promptly as reasonably practicable on the date of commencement (within the meaning of Rule 14d-2 of the Exchange Act) of the Offer, Parent and Merger Sub shall file with the SEC a tender offer statement on Schedule TO with respect to the Offer, which shall contain or incorporate by reference an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any exhibits, supplements or amendments thereto, the “Offer Documents”) and shall disseminate the Offer Documents to the holders of Shares as and to the extent required by applicable U.S. federal securities Laws. The Company shall furnish to Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. Parent and Merger Sub shall provide the Company and its counsel with copies of any written comments, and shall inform the Company and its counsel of any oral comments, that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments. Except from and after a Change of Recommendation, prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or its staff or the dissemination thereof to the holders of Shares, or responding to any comments of the SEC or its staff with respect to the Offer Documents, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (including the proposed final version thereof), and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company or its counsel.

(f) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

(g) Without limiting the other provisions of this Agreement, if, between the date of this Agreement and the Acceptance Time, the outstanding Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or other similar transaction, then the Offer Price shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 1.2 Company Actions.

(a) The Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by this Agreement.

(b) Unless the Company Board has made a Change of Recommendation in accordance with Section 5.4(c) or Section 5.4(d), on the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended or supplemented from time to time, together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”), including a description of the Company Recommendation (except to the extent that the Company Board shall have withdrawn the Company Recommendation in accordance with Section

5.4(c) or Section 5.4(d)), and, as and to the extent required by applicable U.S. federal securities Laws, shall disseminate the Schedule 14D-9 to the holders of Shares. The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company pursuant to Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders Shares, in each case as and to the extent required by applicable federal securities Laws. The Company shall provide Parent and its counsel with copies of any written comments, and shall inform Parent and its counsel of any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments. Except from and after a Change of Recommendation made in accordance with Section 5.4(c) or Section 5.4(d), prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of Shares, or responding to any comments of the SEC or its staff with respect to the Schedule 14D-9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response (including the proposed final version thereof), and the Company shall give reasonable and good faith consideration to any comments made by Parent or its counsel. The Company hereby consents to the inclusion in the Offer Documents of a description of the Company Recommendation (except to the extent that the Company Board shall have withdrawn the Company Recommendation in accordance with Section 5.4(c) or Section 5.4(d)).

(c) In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Merger Sub with mailing labels containing the names and addresses of the record holders of Shares as of a recent date and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Shares, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer and disseminating the Offer Documents to the holders of Shares. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the transactions contemplated by this Agreement, Parent and Merger Sub shall hold in confidence the information contained in any such labels, lists, listings, files and other information regarding the beneficial owners of Shares provided pursuant to this Section 1.2(c), shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy all copies of such information (and certify in writing to the Company such destruction, if applicable).

Section 1.3 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the Laws of the State of Delaware as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct wholly owned Subsidiary of Parent.

Section 1.4 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, or remotely by exchange of documents and signatures (or their electronic counterparts), as soon as practicable following (but in any event on the same date as) the Acceptance Time, except if the conditions set forth in Article 6 shall not be satisfied or, to the extent permitted by applicable Law, waived as of such date, in which case the Closing shall take place on the first Business Day on which all conditions set forth in Article 6 are satisfied or, to the extent permitted by applicable Law, waived, unless another date or place is agreed to in writing by the Company and Parent prior to the Acceptance Time. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.5 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) in accordance with Section 251(h) of the DGCL with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later date or time as may be agreed by the Company and Parent and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being referred to as the “Effective Time”).

Section 1.6 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 1.7 Organizational Documents of the Surviving Corporation. Subject to Section 5.9, at the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B; and

(b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “Inari Medical, Inc.”), as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

Section 1.8 Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Section 1.9 Officers of the Surviving Corporation. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly appointed and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i) Conversion of Common Stock. Each Share that is issued and outstanding immediately prior to the Effective Time, but excluding Cancelled Shares and Dissenting Shares, shall be converted automatically into the right to receive the Offer Price in cash without any interest thereupon (the “Merger Consideration”) and less any required withholdings as provided in Section 2.2(b)(iv). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, subject to Section 2.2(b)(iv).

(ii) Cancellation of Shares. Each Share that (i) is owned by the Company or any wholly owned Subsidiary of the Company as treasury stock or otherwise, (ii) is owned, directly or indirectly, immediately prior to the Effective Time, by Parent or Merger Sub or any wholly owned Subsidiary of Parent, or (iii) is irrevocably accepted for purchase pursuant to the Offer (collectively, the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub (if any) shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b) Dissenters’ Rights. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Shares who are entitled to demand and properly demand appraisal of such Shares, as applicable (the “Dissenting Shares”), pursuant to, and who have properly exercised and perfected their demands for appraisal rights under and comply in all respects with, Section 262 of the DGCL (the “Appraisal Rights”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the Appraisal Rights (it being understood and acknowledged that such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and any such holder shall cease to have any rights with respect thereto other than the right to receive the appraised value of such Dissenting Shares to the extent afforded by the Appraisal Rights); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under the Appraisal Rights, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Shares shall be deemed not to be Dissenting Shares and shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest thereon or duplication, the Merger Consideration pursuant to Section 2.1(a), subject to Section 2.2(b)(iv). The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisals of Shares, withdrawals of such demands and any other instruments served on the Company pursuant to Section 262 of the DGCL and (ii) the reasonable opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or other similar transaction, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Acceptance Time, Parent shall enter into an agreement (in form and substance reasonably acceptable to the Company) with a reputable bank or trust company reasonably acceptable to the Company (which may be the Company’s transfer agent) to act as agent (the “Depository Agent”) for holders of Shares to receive the aggregate Offer Price to which such holders shall become entitled pursuant to Section 1.1 and to act as paying agent (the “Paying Agent”) for holders of Shares to receive the aggregate Merger Consideration to which such holders shall become entitled pursuant to Section 2.1. Parent shall deposit, or shall cause to be deposited, (x) at or promptly after the Acceptance Time, with the Depository Agent, in trust for the benefit of holders of Shares validly tendered in the Offer, cash in U.S. dollars sufficient to pay the aggregate Offer Price for all Shares validly tendered in the Offer; and (y) at or promptly following the Effective Time, with the Paying Agent, in trust for the benefit of holders of Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares and Dissenting Shares), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or for noncertificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article 2 (such cash described in clauses (x) and (y), collectively, being referred to as the “Payment Fund”). In the event the Payment Fund shall be insufficient to pay the aggregate Offer Price or aggregate Merger Consideration in accordance with Section 1.1 and Section 2.1(a), Parent shall promptly deposit, or cause to be deposited, additional funds with the Depository Agent or Paying Agent, as applicable, in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Depository Agent to make, and the Depository Agent shall make, delivery of the Offer Price out of the Payment Fund in accordance with this Agreement. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Merger Consideration out of the Payment Fund in accordance with this Agreement. The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger, except as otherwise expressly provided for in this Agreement.

(b) Payment Procedures.

(i) As soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Closing Date, Parent shall cause the Paying Agent to mail to each holder of record of Certificates and Book-Entry Shares (as applicable), in each case, whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal in customary form reasonably acceptable to the Company and Parent (which shall specify that, with respect to Shares represented by Certificates, delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, as applicable, in exchange for the Merger Consideration. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer to the Paying Agent as the Paying Agent may reasonably request) in the case of such Book-Entry Shares, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and, in each case, such other documents as may customarily be required by the Paying Agent, (A) the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash in U.S. dollars equal to the product of (x) the number of Shares represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration, without any interest thereupon and less any required withholdings as provided in Section 2.2(b)(iii), and (B) such Certificate, if applicable, so surrendered shall be cancelled.

(ii) The Company and Parent shall cooperate to, and Parent shall cause the Paying Agent to, (A) deliver to the Depository Trust Company (“DTC”) to the extent applicable or required, any notice with respect to the effectiveness of the Merger and any instructions for surrendering Book-Entry Shares and (B) establish procedures with DTC to ensure that the Paying Agent will transmit to DTC as soon as reasonably practicable after the Effective Time, upon surrender of Shares held of record by DTC in accordance with DTC’s customary surrender procedures (but in no event later than the fifth (5th) Business Day thereafter), the Merger Consideration payable for each such Book-Entry Share (less any required withholdings as provided in Section 2.2(b)(iv)).

(iii) No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or with respect to Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration upon due surrender of a Certificate may be paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(iv) The Paying Agent, the Depository Agent, the Company, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of applicable state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld and timely and properly paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(v) Until surrendered as contemplated by this Section 2.2(b), each Certificate or Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration, as contemplated by Section 2.1.

(c) Closing of Transfer Books. The Merger Consideration paid in accordance with the terms of this Section 2.2 as a result of the conversion of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or any other reason, the holder of any such Certificates shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article 2.

(d) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares on the first (1st) anniversary of the Effective Time shall thereafter be delivered to the Surviving Corporation upon demand, and any former holders of Shares (other than Dissenting Shares or Cancelled Shares) who have not received their portion of the Merger Consideration shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon.

(e) No Liability. Anything in this Agreement to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of Shares two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Investment of Payment Fund. The Paying Agent shall invest all cash included in the Payment Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. Government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to Article 1 or this Article 2, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares receiving the Offer Price pursuant to Section 1.1 or the Merger Consideration pursuant to Section 2.1, as applicable. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d).

(g) Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such Person of a bond, in a customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent or the Surviving Corporation, as applicable, shall issue in exchange for the Shares formerly represented by such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of such Shares, without any interest thereon and less any applicable Tax withholding as required by Section 2.2(b)(iv).

Section 2.3 Treatment of Company Equity Awards and Company ESPP.

(a) Company RSU Awards. At the Effective Time, and without any action on the part of Parent, the Company or any other Person, each Company RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall fully vest (to the extent unvested) and be canceled in exchange for the right of the holder thereof to receive (subject to any applicable withholdings) an amount in cash equal to the product of (i) the Merger Consideration, multiplied by (ii) the total number of Shares subject to such Company RSU Award, together with any accrued and unpaid dividends corresponding to such Company RSU Award. For purposes of clause (ii) of the immediately preceding sentence, the total number of Shares subject to a performance-based Company RSU Award shall be based on deemed achievement of maximum performance.

(b) Company Options. At the Effective Time, and without any action on the part of Parent, the Company or any other Person, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall fully vest (to the extent unvested) and be canceled in exchange for the right of the holder thereof to receive (subject to any applicable withholdings) an amount in cash equal to the product of (i) the excess (if any) of the Merger Consideration over the per share exercise price of such Company Option, multiplied by (ii) the total number of Shares subject to such Company Option. For the avoidance of doubt, any Company Option that has an exercise price that equals or exceeds the Merger Consideration shall be canceled for no consideration, and the holder thereof shall have no further rights with respect thereto.

(c) Company ESPP. As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company ESPP that are necessary to provide that (i) with respect to the offering period under the Company ESPP in effect as of the date hereof, if any (the “ESPP Offering Period”), no individual who was not a participant in the Company ESPP as of the date hereof may enroll in the Company ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such ESPP Offering Period, (ii) no new offering period shall be commenced under the Company ESPP prior to the Effective Time, and (iii) if the applicable purchase date with respect to the ESPP Offering Period would otherwise occur on or after the Acceptance Time, then the ESPP Offering Period will be shortened and the applicable purchase date with respect to such ESPP Offering Period will occur on the day that is five (5) Business Days prior to the date on which the Acceptance Time occurs. The Company ESPP shall terminate, effective as of no later than the fifth trading day before the Effective Time, subject to the occurrence of the Effective Time.

(d) Company Equity Plans. The Company Equity Plans will each be terminated effective as of the Effective Time.

(e) The payments described in Section 2.3(a) and Section 2.3(b) shall be made by the Surviving Corporation as promptly as reasonably possible (and in any event within five (5) Business Days) after the Effective Time or at such later date required to avoid the imposition of Taxes under Section 409A of the Code. Prior to the Effective Time, the Company shall take such actions as are necessary to approve and effectuate the provisions set forth in this Section 2.3, including to make any determinations or adopt resolutions providing for the treatment of Company Equity Awards, the Company Equity Plans and the Company ESPP contemplated by this Section 2.3, subject to Parent being provided a reasonable opportunity to review and comment on the form of such resolutions (which comments shall be considered in good faith by the Company).

Section 2.4 Loan Payoff. Prior to or substantially concurrently with the Closing, the Company shall (i) pay, or cause to be paid (or in the case of any letters of credit, cash collateralize, to the extent Parent shall not have entered into an alternative arrangement with the issuing bank), all amounts necessary to fully repay all then outstanding loans and other obligations, (ii) use reasonable best efforts to terminate all commitments and release all related Liens and (iii) use reasonable best efforts to satisfy all applicable notification requirements, in each case of clause (i) through (iii) immediately above, under the Company Credit Agreement and the other Existing Loan Documents (as defined below); provided (x) Parent shall provide all funds required to effect such repayment (or cash collaterization), termination and release and (y) any notices related thereto shall be expressly conditioned on the Closing. The Company shall use reasonable best efforts to obtain, no later than three (3) Business Days prior to the Closing Date, a draft of, and on or prior to the Closing Date, an executed copy of, a customary payoff letter from the lenders (or administrative agent on their behalf) under the Company Credit Agreement (the “Payoff Letter”) for the Existing Loan Documents, which Payoff Letter shall provide, without limitation, (a) the amount of unpaid principal, all accrued but unpaid interest and all fees, expenses and other amounts and obligations required to be paid under the Company Credit Agreement and the other Loan Documents (as defined in the Company Credit Agreement) (collectively with the Company Credit Agreement, the “Existing Loan Documents”), including any prepayment fees and penalties, in order to repay all amounts due and owing under the Existing Loan Documents as of the Closing Date (the “Payoff Amount”) and (b) that immediately upon receipt of the Payoff Amount and subject to any applicable cash collateralization or similar requirements in the Existing Loan Documents, (i) all indebtedness, commitments, liabilities and other obligations (other than any obligations that, by their express terms or as otherwise specified in the Payoff Letter, survive termination of the Existing Loan Documents) under the Existing Loan Documents shall be paid and discharged in full, (ii) the Company Credit Agreement and other applicable Existing Loan Documents shall be terminated (other than provisions that by their express terms survive termination of the Existing Loan Documents), (iii) guarantees, if any, securing such borrowings or obligations under the Existing Loan Documents shall be automatically released and terminated and (iv) all security interests, pledges and Liens granted pursuant to the Existing Loan Documents shall be automatically released and the Company (or its designee, agent or representative) shall be authorized to prepare and file all appropriate termination filings and other documents to evidence the release of the security interests and termination of the obligations set forth in the Existing Loan Documents.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent on the face of such disclosure to such other section or subsection) or (b) any Company SEC Report filed with the SEC at least one (1) Business Day prior to the date of this Agreement and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) on or after January 1, 2022 (the “Filed SEC Reports”), other than any cautionary, predictive or forward-looking information that is contained under the captions “Risk Factors” or “Forward-Looking Statements” or other similar cautionary, predictive or forward-looking disclosures (such cautionary, predictive, or forward-looking information, the “Excluded Forward-Looking Information”); provided, however, that the disclosure in the Filed SEC Reports shall not be deemed to qualify the representations in Section 3.2, the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries.

(a) The Company is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the certificate of incorporation of the Company and the bylaws of the Company, each as amended through the date hereof, and the Company is not in material violation of any of the provisions thereof.

(b) The Company’s Subsidiaries and their respective jurisdictions of organization are identified in Section 3.1(b) of the Company Disclosure Letter. Each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The organizational or governing documents of the Company’s Subsidiaries are in full force and effect, and none of the Company’s Subsidiaries is in violation of any of the respective provisions thereof, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries are duly authorized and validly issued, are fully paid and nonassessable (and were not issued in violation of any preemptive rights or the DGCL), and are owned beneficially and of record by the Company or another Acquired Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary.

(d) Except for its interest in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other similar equity interests, or any securities convertible into or exchangeable or exercisable for such equity interests, in any other Person, in each case, with a fair market value in excess of $5,000,000.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 300,000,000 Shares, of which 58,563,592 Shares were issued and outstanding as of the close of business on December 31, 2024 (the “Measurement Time”), and (ii) 10,000,000 shares of Company Preferred Stock, of which no shares were or are issued and outstanding as of the Measurement Time or the date of this Agreement. As of the Measurement Time, no Shares are held by the Company as treasury stock. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable (and were not issued in violation of any preemptive rights or the DGCL). Except for Shares held by the Company as treasury stock, there are no Shares held by any of the Acquired Companies. None of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities of the Company (including any Company Equity Awards, except issuances pursuant to the forfeiture conditions of such Company Equity Awards or the cashless exercise or Tax withholding provisions of or authorizations related to such Company Equity Awards as in effect as of the date of this Agreement).

(b) As of the Measurement Time:

(i) 2,465,007 Shares are reserved for future issuance under the Company’s Amended and Restated 2020 Employee Stock Purchase Plan (the “Company ESPP”);

(ii) 1,786,658 Shares are subject to issuance or delivery pursuant to Company RSU Awards granted and outstanding as of the Measurement Time under the Company Equity Plans (in the case of performance-vesting Company RSU Awards, assuming deemed achievement of maximum performance);

(iii) 1,075,628 Shares are subject to issuance or delivery upon the exercise of Company Options granted and outstanding as of the Measurement Time under the Company Equity Plans; and

(iv) no Company Equity Awards are outstanding other than those granted under the Company Equity Plans and the Company ESPP and referenced in the preceding clauses (i) through (iii).

(c) Except (A) as set forth in Section 3.2(a) and Section 3.2(b), (B) for Shares issued following the Measurement Time pursuant to the exercise or vesting of Company Equity Awards outstanding as of the Measurement Time pursuant to the terms of such awards as of the Measurement Time and (C) shares of capital stock, voting securities or other equity interests of the Company’s Subsidiaries that are held by the Company or another Acquired Company, as of the date of this Agreement there is no: (i) outstanding capital stock, equity security or equity interest or equity-based compensation award of any Acquired Company; (ii) security, award or right convertible into or exercisable for any security, interest or award described in clause (i); (iii) any subscription, option, call, warrant, right, agreement, arrangement or undertaking of any kind (whether or not currently exercisable) to which any Acquired Company is a party or by which any Acquired Company is bound obligating any Acquired Company to issue, transfer or sell or cause to be issued, transferred or sold any security, interest, award or right described in the foregoing clauses (i) or (ii); or (iv) outstanding bond, debenture, note or other debt security of the Company having the right to vote (or any debt security convertible into, or exercisable for exchangeable for, equity securities having the right to vote) on any matters on which stockholders of the Company may vote. All dividends or other distributions on the Shares that have been authorized or declared prior to the date of this Agreement have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable). There are no voting trusts or other agreements or understandings to which any Acquired Company is a party with any third Person with respect to the voting of capital stock or other equity interests of any Acquired Company.

(d) All outstanding Shares, options, warrants, equity-based compensation awards (whether payable in equity, cash or otherwise) and other securities of the Acquired Companies have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws, including Section 409A of the Code. All Shares that may be issued pursuant to any Company Equity Awards or as contemplated or permitted by this Agreement will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable (and not issued in violation of any preemptive rights or the DGCL).

(e) Section 3.2(e) of the Company Disclosure Letter sets forth, as of the Measurement Time, with respect to each Company Equity Award: (i) the name of the award holder; (ii) whether the Company Equity Award is a Company RSU Award or a Company Option (and denoting each Company RSU Award that is subject to performance-based vesting conditions); (iii) the number of Shares subject to the award (in the case of performance-vesting Company RSU Awards, assuming deemed achievement of maximum performance); and (iv) the exercise price applicable to the award, if applicable.

Section 3.3 Corporate Authority; Binding Nature of this Agreement. The Company has the necessary corporate power and authority to enter into, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated in this Agreement, including the Offer and the Merger. The Company Board (at a meeting duly called and held) on or prior to the date of this Agreement has unanimously: (a) determined that the Offer, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders; (b) duly authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Offer and the Merger; (c) resolved that this Agreement and the Merger shall be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (d) declared advisable this Agreement and the transactions contemplated by this Agreement, including the Offer and the Merger; and (e) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer (the “Company Recommendation”), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. Assuming the representations and warranties set forth in Section 4.8 are true and correct, and that the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote of the holders of any class or series of the Company’s capital stock is necessary to adopt this Agreement and approve the Merger.

Section 3.4 Consents. The execution, delivery and performance by the Company of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement by the Company do not and will not require the Company to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) compliance with the HSR Act and other applicable Antitrust Laws, (iii) compliance with any applicable Foreign Investment Law, (iv) compliance with the applicable requirements of the Exchange Act (including the filing with the SEC of the Schedule 14D-9), and compliance with the rules and regulations of the NASDAQ Stock Market, and (v) the other consents or notices set forth in Section 3.4 of the Company Disclosure Letter (clauses (i) through (v), collectively, the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the Offer, the Merger or any of the other transactions contemplated by this Agreement. As of the date hereof, the Company has no reason to believe that any Company Approval will not be granted or received in a timely manner.

Section 3.5 Non-Contravention. Assuming the receipt of the Company Approvals, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Offer, the Merger and the other transactions contemplated by this Agreement, do not and will not:

(a) contravene, conflict with or result in a violation of (i) the certificate of incorporation or bylaws of the Company or (ii) any organizational or governing documents of the Company’s Subsidiaries;

(b) contravene, conflict with or result in a violation of any Law or Order to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

(c) subject to any notices or Consents set forth in Section 3.5 of the Company Disclosure Letter, contravene, conflict with or result in a violation or breach of, or result in a default (or an event which, with notice or lapse of time or both, would constitute a default) under, any provision of any Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Material Contract; (ii) a penalty under any Material Contract; (iii) accelerate the maturity or performance of any Material Contract; or (iv) cancel, terminate or modify any right, benefit, obligation or other term of any Material Contract; or

(d) result in the creation of any Lien (other than Permitted Liens) upon any asset owned by any of the Acquired Companies;

except, in the case of clauses (b), (c) and (d) above, for any such contraventions, conflicts, violations, breaches, defaults, rights or Liens that has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the Offer, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.6 Reports; Financial Statements.

(a) All forms, documents and reports required to have been filed or furnished by the Company with the SEC since January 1, 2022 (the “Company SEC Reports”) have been so filed and, as of the date hereof, are publicly available on EDGAR. No Subsidiary of the Company is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) each of the Company SEC Reports complied in all material respects as to form with the applicable requirements of the Securities Act and the Exchange Act (as the case may be) and the respective rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and none of the Company SEC Reports as of such time contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.

(b) The consolidated financial statements (including any related notes) contained or incorporated by reference in the Company SEC Reports comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto and fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes to such financial statements), the consolidated financial position, the stockholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered in each statement (except, in the case of unaudited financial statements, for the absence of footnote disclosure and subject to normal year-end audit adjustments). As of the date of this Agreement, the Company does not intend to correct in any material respect or restate, and to the Knowledge of the Company there is not any basis to restate, any of the audited financial statements or unaudited interim financial statements (including, in each case, the notes, if any, thereto) of the Company filed in or furnished with the Company SEC Reports.

(c) The Company has established and maintains a system of internal control over financial reporting (as such terms are defined in paragraph (f) of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act designed to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements for external purposes in conformity with GAAP, (B) that receipts and expenditures of the Company are executed in accordance with the authorization of the Company’s management and the Company Board and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Company’s financial statements. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable rules and regulations of the NASDAQ Stock Market and, since January 1, 2022, has not received any notice from the NASDAQ Stock Market asserting any non-compliance with such rules and regulations.

(d) The Company maintains disclosure controls and procedures (as defined in paragraph (e) of Rule 13a-15 under the Exchange Act) reasonably designed to ensure that (i) all information (both financial and nonfinancial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(e) To the Knowledge of the Company, as of the date of this Agreement, there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. The Company is not party to, nor has it entered into any Contract to become a party to, any joint venture, “off-balance sheet” partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company, on one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s audited financial statements or other Company SEC Reports.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Reports, and, to the Knowledge of the Company, none of the Company SEC Reports are subject to ongoing SEC review.

(g) Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries.

(h) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference in any Company SEC Report filed after the date hereof that is based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in such Company SEC Report.

Section 3.7 Absence of Changes. (a) From January 1, 2024 until the date of this Agreement, the Acquired Companies have conducted their business in all material respects in the ordinary course of business (except for the execution of this Agreement, the potential sale of the Company and the discussion, negotiations and transactions related thereto), (b) from October 1, 2024 until the date of this Agreement, there has not been any action taken by the Acquired Companies that, if taken during the period from the date hereof through the Effective Time without Parent’s consent, would constitute a breach of Sections 5.1(b)(i), (ii), (iii), (xi), (xii), (xiii), (xiv), (xvii) or (xix) (to the extent relating to the foregoing clauses); and (c) since January 1, 2024, there has not been any Company Material Adverse Effect, and no event, change, condition, development, effect, occurrence or circumstance has arisen that, in combination with any other events or circumstances, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Legal Proceedings; Orders. As of the date of this Agreement, there is no pending Legal Proceeding or Order and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding or Order that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies, except for Legal Proceedings or Orders that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the Offer, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.9 Title to Assets. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for real property (for which the representations with respect to title and Liens are the subject of Section 3.10) and Intellectual Property Rights (for which the representations with respect to title and Liens are the subject of Section 3.11), (a) the Acquired Companies own, and have good and valid title to or have a valid leasehold interest in, all assets purported to be owned or leased by them and reflected in the Company Balance Sheet (other than assets that have been sold or disposed or for which a valid leasehold interest has expired and not been renewed, in each case, in the ordinary course of business or as otherwise permitted by this Agreement) and (b) all of the material tangible personal assets reflected in the Company Balance Sheet (other than such assets that have been sold or disposed or for which a valid leasehold interest has expired and not been renewed, in each case, in the ordinary course of business or as otherwise permitted by this Agreement) are owned or leased by the Acquired Companies free and clear of any Liens, except for Permitted Liens.

Section 3.10 Real Property.

(a) None of the Acquired Companies owns any real property as of the date of this Agreement. Section 3.10(a) of the Company Disclosure Letter sets forth a list of each real property lease, sublease, license or occupancy agreement pursuant to which any of the Acquired Companies leases, subleases, licenses or occupies real property from any other Person as of the date of this Agreement (the “Leases”). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no lease, sublease, license or occupancy agreement granting to any Person (other than the Acquired Companies) any occupancy or use rights of any Leased Real Property and (ii) none of the Acquired Companies have assigned, transferred, mortgaged, collaterally assigned, granted any security interest in, or pledged any interest in any of the Leases, other than Permitted Liens.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Acquired Companies are the sole holders of good and valid leasehold interests in and to all of the Leased Real Property, and the Acquired Companies’ interests in the Leased Real Property are free and clear of any Liens, except for Permitted Liens; (ii) the buildings, improvements, and fixtures on the Leased Real Property, including all mechanical, electrical and other building systems and equipment located on the Leased Real Property, are in good operating condition and repair (normal wear and tear excepted), without structural or mechanical defect; and (iii) all such buildings, improvements and fixtures have been constructed, installed and maintained in accordance with all applicable Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there does not exist any actual actions or actions threatened in writing by any Governmental Entity to take, by condemnation or eminent domain any of the Leased Real Property, and no Acquired Company has received any written notice of the intention of any Governmental Entity to take or use any Leased Real Property or any part thereof or interest therein by condemnation or eminent domain.

(c) (i) All of the Leases are valid, binding on and enforceable against the applicable Acquired Company and, to the Knowledge of the Company, each of the other parties thereto, subject to the Enforceability Exceptions, (ii) all of the Leases are in full force and effect and have not been modified, amended or supplemented, in writing or otherwise, and (iii) all rents due to date pursuant to each Lease have been paid, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) To the Knowledge of the Company, no Acquired Company has received any written notice of a breach or default under any Lease to which it is a party, nor, to the Knowledge of the Company, has any other party to any Lease breached such Lease, nor has any event or omission occurred which with the giving of notice or the lapse of time, or both, would constitute a breach or default under any Lease, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Intellectual Property; Data Protection.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a list of all issued, registered or applied-for patents, trademarks, copyrights and Internet domain names included in the Company IP as of the date of this Agreement (the “Company Registered IP”). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Registered IP is solely owned by the Acquired Companies, free and clear of all Liens, other than Permitted Liens and (ii) the Company Registered IP is subsisting and, to the Knowledge of the Company, not invalid or unenforceable.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company IP is subject to any Order adversely affecting the use thereof or rights thereto by the Acquired Companies; (ii) there is no opposition or cancellation Legal Proceeding pending against the Acquired Companies concerning the ownership, validity or enforceability of any Company Registered IP; (iii) (A) the Acquired Companies and the operation of their business do not infringe, misappropriate, or otherwise violate, and has not within the three (3)-year period prior to the date of this Agreement infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any other Person, and (B) the Acquired Companies have not, within the three (3)-year period prior to the date of this Agreement received written notice alleging that the conduct of their business infringes, misappropriates or violates the Intellectual Property Rights of any other Person; (iv) the Acquired Companies have not sent written notice to any third party within the three (3)-year period prior to the date of this Agreement alleging that the conduct of such third party infringes, misappropriates or violates any Company IP; and (v) to the Knowledge of the Company, (A) no third party is infringing, misappropriating, or otherwise violating, and (B) no third party has within the three (3)-year period prior to the date of this Agreement infringed, misappropriated, or otherwise violated, any Company IP.

(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Acquired Companies have taken commercially reasonable measures to protect and maintain the confidentiality of the trade secrets and other material confidential information included in the Company IP and (ii) to the Knowledge of the Company, there has been no misappropriation of any such trade secrets or unauthorized disclosure of any such other material confidential information in the three (3)-year period immediately prior to the date of this Agreement.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each current and former employee, consultant and contractor of the Acquired Companies who contributed to the development of any material Intellectual Property Rights owned or, to the Knowledge of the Company, purported to be owned by the Acquired Companies has (i) executed a written Contract assigning all right, title and interest of such employee, consultant or contractor in the Intellectual Property Rights such Intellectual Property Rights invented, authored, or otherwise developed by such employee, consultant or contractor in the course of their employment by or provision of services to any of the Acquired Companies, or all such right, title and interest is otherwise owned automatically by one of the Acquired Companies by operation of Law, and (ii) agreed to confidentiality provisions protective of the confidential information included in the Company IP. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no funding or resources of any Governmental Entity or research or educational institution were used by any of the Acquired Companies in the development of any part of the Company IP.

(e) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Contract to which any Acquired Company is a party (other than any Contract to which Parent or any of its other Affiliates is also a party) would, upon Closing, grant to any third party any license, covenant not to sue, or other rights under Intellectual Property Rights owned by Parent or any of its Affiliates (other than Merger Sub or any of the Acquired Companies). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Intellectual Property Rights used in the conduct of the business of the Acquired Companies as currently conducted shall be owned or available for use by the Acquired Companies immediately after the Closing on terms and conditions substantially the same as those under which the Acquired Companies owned or used such Intellectual Property Rights immediately prior to the Closing.

(f) The Company IP does not include any software that is material to the Acquired Companies, taken as a whole, and that cannot reasonably be replaced by alternative software or solutions.

(g) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Systems owned or held by the Acquired Companies are in good repair and (together with the other IT Systems used by the Acquired Companies) are sufficient to perform all information technology operations necessary to operate the business of the Acquired Companies as currently operated and, to the Knowledge of the Company, such IT Systems owned or held by the Acquired Companies do not contain and have not been affected by any virus, spyware, malware, worm, Trojan horse, or other disabling codes or instructions, or other similar malicious code, software routines or components. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Companies have not experienced an outage or substandard performance of the IT Systems during the past three (3) years except where the causes of such outage or substandard performance have been resolved in all material respects.

(h) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Acquired Companies has established an information security program that, to the extent applicable, complies with the Acquired Companies’ Data Protection Requirements and includes commercially reasonable (i) written policies and procedures regarding Personal Data, and the Processing thereof, (ii) administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of any Personal Data owned, controlled, maintained, held, or Processed by the Acquired Companies, (iii) disaster recovery, business continuity, incident response, and security plans and procedures, and (iv) protections against Security Incidents, malicious code or defects, and against loss, misuse, unauthorized access to, and disruption of IT Systems owned or held by the Acquired Companies. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, during the three (3)-year period immediately prior to the date of this Agreement, to the Knowledge of the Company, there have not been any vulnerabilities or defects that have resulted in any security breaches, unauthorized access or other security incidents adversely affecting the IT Systems owned, licensed or controlled by the Acquired Companies.

(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, during the three (3)-year period immediately prior to the date of this Agreement: (i) the Acquired Companies and, to the extent applicable to and required by Data Protection Requirements and Company Privacy Policies of the Acquired Companies, to the Knowledge of the Company, their Data Processors’ Processing of data (including Personal Data) for or on behalf of the Acquired Companies, have complied in all material respects at all times with all applicable Data Protection Requirements and Company Privacy Policies; (ii) where any Acquired Company uses a Data Processor to Process Personal Data, the Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality and security measures, and has agreed to comply with those obligations in a manner sufficient for any Acquired Company’s compliance with Data Protections laws; (iii) the Acquired Companies have not received any written claim, complaint, notice of investigation or other written notice (including any enforcement notice) from any Governmental Entity or other Person alleging noncompliance by the Acquired Companies of any Data Protection Requirements or Company Privacy Policies, and no Legal Proceeding has been commenced or is pending or, to the Knowledge of the Company, threatened against the Acquired Companies, alleging noncompliance or potential noncompliance of any Data Protection Requirements; (iv) the

Acquired Companies have taken commercially reasonable actions (including implementing reasonable technical, physical or administrative safeguards) to protect Personal Data in their possession or under their control against unauthorized use, access or disclosure; (v) to the Knowledge of the Company, there has been no unauthorized use, access, disclosure, theft, destruction or compromise by any third party of any Personal Data in the possession, custody or control of the Acquired Companies and, to the extent applicable to Personal Data of the Acquired Companies, their Data Processors (“Security Incident”) and the Acquired Companies have not been required and are not required under applicable Law to notify any Person or Governmental Entity of any Security Incident; and (vi) the Acquired Companies do not transfer Personal Data internationally except where such transfers comply with Data Protections Laws and Company Privacy Policies.

Section 3.12 Material Contracts.

(a) Except for this Agreement, the Company Benefit Plans or as filed with the Filed SEC Reports in unredacted form with any material omitted schedules Made Available to Parent, Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list (excluding any purchase orders or sales orders), as of the date of this Agreement, and the Company has Made Available to Parent true and complete copies, of the following:

(i) each Company Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Company Contract involving a material joint venture, strategic alliance, partnership, sharing of profits or revenue or similar Contract establishing any material research and development collaboration, except for such Contracts entered into in the ordinary course of business;

(iii) each Company Contract for any capital commitment, capital loan or capital expenditure over the remaining life of such Company Contract in excess of $3,500,000 that is not included in the Company’s capital expenditure budget set forth in Section 3.12(a)(iii) of the Company Disclosure Letter;

(iv) each Company Contract entered into at any time since January 1, 2022: (A) governing the disposition or acquisition by any Acquired Company of any business, product line or other assets outside the ordinary course of business (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) for consideration in excess of $3,000,000 or (B) pursuant to which any Acquired Company will acquire any interest, or will make an investment (other than short-term investments including money market funds, bank deposits, commercial paper and other money market instruments as disclosed in the Company Balance Sheet or the notes thereto, or incurred in the ordinary course of business since the date of the Company Balance Sheet) for consideration in excess of $3,000,000 in any other Person (other than another Acquired Company);

(v) each Company Contract governing the disposition or acquisition by any Acquired Company of any material business, material product line or other material assets or equity securities (whether by merger, sale or purchase of assets, sale or purchase of stock or equity ownership interests or otherwise) with material remaining guarantee, “earn out”, or similar contingent payment or obligations on the part of any Acquired Company;

(vi) each Company Contract that by its terms (A) limits the ability of any Acquired Company to engage in any line of business or compete with any other Person or in any geographic area; (B) grants material exclusive rights in favor of any third party, including material exclusive rights to market, sell or deliver any Company Product; (C) contains any material “most favored nation” or similar material provision in favor of the counterparty for a Company Product; or (D) contains a right of first refusal, first offer or first negotiation or any similar right with respect to any material asset owned by an Acquired Company, except, in each case, for any such Contract that may be cancelled without penalty by the Acquired upon notice of sixty (60) days or less;

(vii) each Company Contract for the marketing, sale, licensing or distribution of any Company Product under which payments in excess of $5,000,000 were made to the Acquired Companies, as a whole, in the fiscal year ended December 31, 2023, or are reasonably expected to be made to the Acquired Companies in the fiscal year ended December 31, 2024;

(viii) each Company Contract for the purchase, sale or lease of goods or services (including contract manufacturing), materials, supplies or equipment, under which payments in excess of $5,000,000 were made by the Acquired Companies, as a whole, in the fiscal year ended December 31, 2023, or are reasonably expected to be made by the Acquired Companies in the fiscal year ended December 31, 2024;

(ix) each Company Contract pursuant to which an Acquired Company has continuing obligations or interests involving (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones, in each case in excess of $3,000,000 of future payments in the aggregate, or (B) payment of royalties or other amounts calculated based upon any revenues or income of any Acquired Company, in each case in excess of $3,000,000 of future payments in the aggregate;

(x) each settlement, conciliation or similar Company Contract arising out of a Legal Proceeding or threatened Legal Proceeding: (A) that materially restricts or imposes any material obligation on any Acquired Company or materially disrupts the business of any of the Acquired Companies as currently conducted or (B) that would require any of the Acquired Companies to pay consideration valued at more than $2,500,000 in the aggregate following the date of this Agreement;

(xi) any Company Contract (A) pursuant to which an Acquired Company grants a third party a license, covenant not to sue or other similar right under any material Company IP, other than non-exclusive licenses granted to customers, distributors, resellers, or Acquired Company service providers in the ordinary course of business, (B) pursuant to which a third party grants an Acquired Company a license, covenant not to sue or other similar right under Intellectual Property Rights material to the Acquired Companies’ businesses, taken as a whole, other than non-exclusive licenses of generally commercially available Intellectual Property Rights (including for off-the-shelf software), or (C) pursuant to which any Intellectual Property Rights material to the business of the Acquired Companies, taken as a whole, have been developed on behalf of the Acquired Companies, other than by (1) employees or (2) contractors who assigned all of their right, title and interest in and to such Intellectual Property Rights to one or more of the Acquired Companies;

(xii) each Company Contract with any Governmental Entity reasonably expected to involve payments to the Company exceeding $2,500,000 during the twelve (12) months ended December 31, 2024;

(xiii) each Company Contract that is a collective bargaining agreement or other Contract with any labor union, labor or trade organization, works council or other employee representative body;

(xiv) each material stockholders’, investors rights’, registration rights or similar Contract to which the Company or any Subsidiary of the Company is a party (other than the organizational documents of wholly owned Subsidiaries of the Company);

(xv) each Contract with or binding upon the Company, any Subsidiary of the Company or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvi) each hedging, derivative or similar Contract (including interest rate, currency or commodity swap agreements, cap agreements, collar agreements and any similar Contract designed to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices);

(xvii) any Company Contract relating to (A) a financial guaranty of any Person by any Acquired Company or (B) the incurrence of indebtedness of the Acquired Companies for borrowed money, in each case, in excess of $5,000,000 (whether outstanding or as may be incurred thereunder) (other than any such indebtedness owed to (and any financial guaranty of indebtedness by an Acquired Company in favor of) another Acquired Company); and

(xviii) the Leases.

Each Contract of the type described in this Section 3.12(a) is referred to herein as a “Material Contract.”

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, each Material Contract is in full force and effect and is valid, binding and enforceable in accordance with its terms against each Acquired Company which is a party thereto, subject to the Enforceability Exceptions and assuming the validity, binding nature and enforceability against the counterparty or counterparties thereto and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Acquired Companies, and, to the Knowledge of the Company, no other Person, has violated or breached, or committed any default under (and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default under), any Material Contract.

Section 3.13 Liabilities. None of the Acquired Companies has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) Liabilities reflected, reserved against or otherwise included or disclosed in the Company Balance Sheet or the notes thereto; (ii) Liabilities that have been incurred by the Acquired Companies since the date of the Company Balance Sheet in the ordinary course of business; (iii) Liabilities for performance of obligations of the Acquired Companies not yet due under Company Contracts (other than resulting from any breach thereof by the Acquired Companies); (iv) Liabilities described in Section 3.13 of the Company Disclosure Letter; (v) Liabilities incurred in connection with the transactions contemplated by this Agreement; and (vi) other Liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.14 Compliance with Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Each of the Acquired Companies is, and at all times since May 22, 2020 has been, in compliance with all applicable Laws, including all applicable Healthcare Laws. Since May 22, 2020, none of the Acquired Companies has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity or other Person regarding any actual or alleged violation of, investigation with respect to, or failure to comply with, any applicable Law, including any applicable Healthcare Law and any applicable anti-corruption Law.

(b) Since May 22, 2020, none of the Acquired Companies has (i) been party to a corporate integrity, monitoring, deferred prosecution or similar agreement, (ii) entered into any consent decree or settlement order with any Governmental Entity or (iii) had any reporting obligations pursuant to a settlement agreement, plan of correction or other remedial measure entered into with any Governmental Entity, and, as of the date of this Agreement, to the Knowledge of the Company, no such action described in the foregoing clauses has been threatened or is currently pending.

(c) None of the Acquired Companies, and no director, officer, or employee of the Acquired Companies acting on behalf of an Acquired Company, and, to the Knowledge of the Company, no agent or third party acting on behalf of any of the Acquired Companies has been since May 22, 2020, or is currently, suspended, disqualified, debarred, convicted or excluded from participating in, or bidding on contracts with, any Governmental Entity or private third party health care program, pursuant to the Department of Health and Human Services Office of Inspector General’s exclusion authority under 42 U.S.C. § 1320a-7(a), as implemented at 42 C.F.R. §§ 1001.101, 1001.201 or FDA’s suspension and debarment authority under 21 U.S.C. § 335a.

(d) Since May 22, 2020, none of the Acquired Companies, and no director, officer, or employee of the Acquired Companies acting on behalf of an Acquired Company or, to the Knowledge of the Company, any agent or third party acting on behalf of any of the Acquired Companies, has directly or indirectly: (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity in violation of applicable anti-corruption or anti-bribery Law or Company policy; (ii) made, promised, offered or authorized any unlawful bribe, rebate, gift, payoff, kickback or other similar payment or conveyance of value to any foreign or domestic government official or employee of a government instrumentality or to any foreign or domestic political party or campaign in violation of any applicable anti-corruption or anti-bribery Law, including the Foreign Corrupt Practices Act of 1977 (“FCPA”), and the United Kingdom Bribery Act of 2010 and any other comparable applicable Law of a jurisdiction outside the United States; or (iii) violated any applicable anti-money laundering Laws or the applicable record-keeping and internal controls provisions of the FCPA.

(e) The Acquired Companies currently maintain a system or systems of internal controls reasonably designed to (i) ensure compliance with applicable anti-corruption Laws and (ii) prevent and detect violations of applicable anti-corruption Laws.

(f) Since May 22, 2020, each of the Acquired Companies (i) has been and is in compliance with all applicable Sanctions, U.S. Export and Import Laws and Foreign Export and Import Laws and (ii) and has obtained and complied with all licenses, registrations, consents, notices, waivers, approvals, orders, classifications, filings, declarations and other authorizations for export, re-export, deemed export or re-export, transfer or import of goods, services, software and technology required in accordance with applicable Sanctions, U.S. Export and Import Laws and Foreign Export and Import Laws (“Trade Authorizations”) for the conduct of its business. Since May 22, 2020, none of the Acquired Companies has been cited, penalized or fined, subjected to any seizure, forfeiture, revocation of any Trade Authorizations, debarment or denial of future Trade Authorizations, or received any written notice, request or penalty, for any actual or alleged failure to comply with any Sanctions, U.S. Export and Import Laws or Foreign Export and Import Laws, and no Legal Proceeding, investigation, or inquiry related to Sanctions, U.S. Export and Import Laws, or Foreign Export and Import Laws is or has been pending or, to the Knowledge of the Company, threatened in writing against any Acquired Company or any officer or director of any Acquired Company (in his or her capacity as an officer or director of any Acquired Company) by or before (or, in the case of a threatened matter, that would come before) any Governmental Entity.

(g) Since May 22, 2020, none of the Acquired Companies, and no director, officer or employee acting on behalf of an Acquired Company or, to the Knowledge of the Company, agent or third party acting on behalf of any of the Acquired Companies (i) is or has been a Sanctioned Person or (ii) has violated or made a disclosure (voluntary or otherwise) to a responsible Governmental Entity regarding compliance with any U.S. Export and Import Law or Foreign Export and Import Law.

(h) The Acquired Companies currently have in place controls and systems reasonably designed to ensure compliance with applicable Laws pertaining to Sanctions, U.S. Export and Import Laws, and applicable Foreign Export and Import Laws in each of the jurisdictions in which the Acquired Companies does business.

Section 3.15 Governmental Authorizations. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Acquired Companies hold, and since May 22, 2020 have held all Governmental Authorizations necessary to enable the Acquired Companies to conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) all such Governmental Authorizations are valid and in full force and effect or expired at a time when such Governmental Authorizations no longer were required; and (iii) each Acquired Company is, and since May 22, 2020 has been, in compliance with the terms and requirements of such Governmental Authorizations. Since May 22, 2020, none of the Acquired Companies has received any written notice from any Governmental Entity regarding (i) any actual or alleged violation of or failure to comply with any term or requirement of any Governmental Authorization or (ii) any actual or threatened revocation, withdrawal, suspension, cancellation or termination of any Governmental Authorization, in each case except for such violation, failure, revocation, withdrawal, suspension, cancellation or termination that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16 Regulatory Matters. Except as has not had, and would not reasonably have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Each Acquired Company possesses all Registrations required to conduct its respective businesses as currently conducted. Each such Registration is valid and subsisting in full force and effect. To the Knowledge of the Company, from January 1, 2022 through the date of this Agreement, neither the FDA nor any comparable Regulatory Authority has provided written notice to any Acquired Company regarding limiting, suspending or revoking any such Registration or changing the marketing classification or labeling of the products of the Acquired Companies. To the Knowledge of the Company, there is no false or misleading information or material omission in any Registration, product application, or other submission to the FDA or any comparable Regulatory Authority made by an Acquired Company since May 22, 2020. Each Acquired Company is in compliance with, and has since January 1, 2022 fulfilled and performed in all material respects its respective obligations under, each such Registration, and, as of the date hereof, since January 1, 2022, to the Knowledge of the Company, no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause revocation or termination of any such Registration. To the Knowledge of the Company, as of the date hereof, any third Person that is a manufacturer or contractor for the Acquired Companies is in compliance with all Registrations insofar as they pertain to the manufacture of raw materials, components or products for the Acquired Companies, as applicable.

(b) The Company Products are in compliance with all applicable Device Regulatory Laws. In particular, (i) each Acquired Company is in compliance with all applicable Device Regulatory Laws relating to the sourcing, procurement, or import of raw materials and components for the Company Products and the methods and materials used in, and the facilities and controls used for, the design, manufacture, processing, packaging, labeling, storage, distribution, import, and export of the Company Products; (ii) since January 1, 2022, all such raw materials and components and all Company Products have been developed, tested, investigated, sourced, manufactured, packaged, labeled, stored, handled, marketed, sold, imported, exported, and distributed by the Acquired Companies in compliance with all applicable Device Regulatory Laws; and (iii) each Acquired Company is, and since January 1, 2022, has been, in compliance with all applicable Device Regulatory Laws regarding developing, testing, manufacturing, marketing, distributing, or promoting the Company Products, including those regarding non-clinical research, clinical research, establishment registration, device listing, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, device importation and exportation, complaint handling, adverse event reporting, reporting of corrections and removals, or the submission of medical device reports regarding the Company Products. To the Knowledge of the Company, as of the date of this Agreement, any third Person that is a manufacturer or contractor for the Acquired Companies is in compliance with all Device Regulatory Laws or any other applicable Laws insofar as they pertain to the manufacture of raw materials, components or products for the Acquired Companies.

(c) All preclinical and clinical investigations sponsored by or on behalf of an Acquired Company with respect to any Company Product are being, and since January 1, 2022, have been, conducted in compliance with all applicable Laws and requirements, including Device Regulatory Laws, Good Clinical Practices requirements, applicable research protocols, corrective action plans, and federal and state Laws relating to patient privacy requirements or restricting the use and disclosure of individually identifiable health information. Since January 1, 2022, no clinical trial sponsored or conducted by or on behalf of the Acquired Companies has been terminated, materially delayed, limited, or suspended prior to completion by the FDA, any comparable Regulatory Authority, or any institutional review board that has or has had jurisdiction over such clinical trial, and neither the FDA, any comparable Regulatory Authority, nor any institutional review board with jurisdiction, has ordered or commenced, or, to the Knowledge of the Company, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay, limit, modify, or suspend any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of any Acquired Company or, to the Knowledge of the Company, alleged in writing any violation of any Device Regulatory Laws in connection with any such clinical trial. Since January 1, 2022, none of the Acquired Companies has received any written notices or other written correspondence from the FDA, any comparable Regulatory Authority, or any institutional review board with jurisdiction with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

(d) As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing by or on behalf of the U.S. DOJ, the FDA or any comparable Regulatory Authority against any of the Acquired Companies. Since January 1, 2022, no Acquired Company has received any Form FDA-483, notice of adverse finding, FDA warning letter, notice of violation or “untitled letter,” notice of FDA action for import detention or refusal, or any other written notice from the FDA or any comparable Regulatory Authority alleging or asserting noncompliance with any applicable Device Regulatory Laws or Registrations. As of the date of this Agreement, no Acquired Company is subject to any obligation or open, ongoing, or pending commitments arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response, or commitment made to or with the FDA or any comparable Regulatory Authority. Since January 1, 2022, each of the Acquired Companies have made all notifications, submissions, responses, and reports required by Device Regulatory Laws, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, or commitment made to or with the FDA or any comparable Regulatory Authority, and all such notifications, submissions, responses, and reports were true, complete, and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority. Since January 1, 2022, no action has been taken by any Regulatory Authority or, to the Knowledge of the Company, is in the process of being taken that would enjoin the manufacturing of the Company Products or subject the manufacturing of the Company Products to regulatory enforcement action.

(e) Since January 1, 2022, the Acquired Companies have maintained records relating to the development, manufacture, testing, storage, handling, labeling, packaging, sale, marketing, promotion, distribution, import or export of the Company Products in compliance with all applicable Device Regulatory Laws. Since January 1, 2022, each Acquired Company and, to the Knowledge of the Company, each of their respective contractors and agents have submitted to FDA and any comparable Regulatory Authority or institutional review board all supplemental applications, 510(k) premarket notifications, premarket approvals, notices, filings, and annual or other reports and information, including adverse event reports and product deviation reports, related to the development, manufacture, testing, storage, handling, labeling, packaging, sale, marketing, promotion, distribution, import, or export of the Company Products that are required under the applicable Device Regulatory Laws. Since January 1, 2022, to the Knowledge of the Company, each Acquired Company has made all required filings with, or notifications to, the FDA, and any other comparable Regulatory Authority pursuant to applicable requirements of all Device Regulatory Laws. Since January 1, 2022, the Company Products, where required, are being marketed under and consistent with valid 510(k) clearances or approved Premarket Approval Applications (“PMAs”) exclusively owned by an Acquired Company.

(f) Since January 1, 2022, all manufacturing operations for the Company Products conducted by or on behalf of an Acquired Company have been and are being conducted in compliance with the FDA’s Quality Systems Regulation (21 C.F.R. Part 820) and any comparable Regulatory Authority requirements and the Company Products are not adulterated within the meaning of 21 U.S.C. § 351 or misbranded within the meaning of 21 U.S.C. § 352. Since January 1, 2022, no Company Product distributed or sold by or on behalf of the Acquired Companies has been seized, withdrawn, recalled, detained, or been subject to a suspension of manufacturing, field notification, notification of misbranding or adulteration, or safety alert, or to the Knowledge of the Company, no such actions have been threatened in writing by the FDA or comparable Regulatory Authority. To the Knowledge of the Company, as of the date of this Agreement, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert, or suspension of manufacturing relating to any Company Product; (ii) a change in the labeling of any Company Product (with respect to this clause (ii), to the Company’s Knowledge) or (iii) a termination, seizure, limitation, restriction, modification, or suspension of the marketing or distribution (including for commercial, investigational, or any other use) of any such Company Product. As of the date hereof, no Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, suspension, import detention, seizure, or similar action of any such Company Product are pending or, to the Knowledge of the Company, threatened in writing against the Acquired Companies.

(g) No Acquired Company or, to the Knowledge of the Company, any officer, employee, contractor, or agent of an Acquired Company is the subject of any pending Legal Proceeding or, to the Knowledge of the Company, any ongoing investigation or inquiry or has received, since January 1, 2022, any written notice of any actual investigation, inquiry, for cause inspection or audit or other action by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) and any amendments thereto, or by any other similar Governmental Entity pursuant to any similar policy, nor has any Acquired Company or, to the Knowledge of the Company, any officer, employee, contractor, or agent of an Acquired Company committed since January 1, 2022 any act, or made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or other similar Governmental Entity to invoke a similar policy. Since January 1, 2022, no Acquired Company or, to the Knowledge of the Company, any officer, employee, contractor, or agent of an Acquired Company has knowingly made any false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions to a Governmental Entity relating to any Company Product or has voluntarily disclosed any violations of Laws related to any Company Product. To the Knowledge of the Company, as of the date hereof, no officer, employee, contractor, or agent of an Acquired Company has been since May 22, 2020 permanently or temporarily enjoined or otherwise prohibited, precluded, debarred, or restricted by any Law or Regulatory Authority from engaging in or continuing any conduct or practice in connection with the business or assets of the Acquired Companies.

Section 3.17 Tax Matters. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) Each of the Acquired Companies has (i) timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it and all such filed Tax Returns are accurate and complete, and (ii) paid all Taxes due and payable and required to be paid by it, except, in the case of each of clauses (i) and (ii), with respect to matters being contested in good faith and/or for which reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP.

(b) No waiver of any statute of limitations relating to Taxes for which an Acquired Company may be liable is in effect, and no written request for such a waiver is outstanding.

(c) No Governmental Entity (whether within or without the United States) in which the Company or any Subsidiary has not filed a particular type of Tax Return or paid a particular type of Tax has asserted in writing that the Company or such Subsidiary is required to file such Tax Return or pay such type of Tax in such taxing jurisdiction.

(d) Each of the Acquired Companies has withheld from each payment made to any employee, independent contractor, supplier, creditor, stockholder or other third party all Taxes required to be withheld under applicable Law with respect to the making of such payment and has, to the extent required by applicable Law, paid over such withheld amounts to the proper Governmental Entity, in each case, except for matters being contested in good faith and for which reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP.

(e) There are no Liens for Taxes upon any of the assets of the Acquired Companies other than Permitted Liens.

(f) No audit, claim or proceeding with respect to Taxes or Tax Returns of the Acquired Companies is pending or threatened in writing against or with respect to any of the Acquired Companies. There is no deficiency for Taxes that has been assessed by any Governmental Entity against any Acquired Company and that has not been fully satisfied by payment.

(g) None of the Acquired Companies will be required to include any item of income in, or to exclude any item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction prior to the Closing Date, any accounting method change or agreement with any Governmental Entity, or any prepaid amount received prior to the Closing Date.

(h) None of the Acquired Companies (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than customary Tax indemnification provisions in ordinary course commercial agreements not primarily related to Taxes, and other than any agreement or arrangement solely among the Company and the Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as a transferee or successor otherwise by operation of Law.

(i) In the two (2) years prior to the date hereof, no Acquired Company has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in connection with a distribution of stock intended to be governed by Section 355 of the Code.

(j) No Acquired Company has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 3.18 Employee and Labor Matters; Benefit Plans.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Acquired Company is, and since May 22, 2020 has been, in compliance in all respects with all applicable Laws respecting labor and employment, including hiring practices, employment practices, terms and conditions of employment, discrimination, equal pay, wages and hours, overtime, labor relations, leaves of absence, paid sick leave Laws, work breaks, classification of employees (including exempt and independent contractor status), occupational health and safety, immigration, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, wrongful discharge or violation of personal rights including the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation). As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no unfair labor practice charges, grievances or complaints pending, or to the Knowledge of the Company, threatened in writing against any of the Acquired Companies before the National Labor Relations Board or any other labor relations tribunal or authority; (ii) there are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of the Company, threatened in writing against or involving any of the Acquired Companies; and (iii) no Acquired Company is a party to any collective bargaining agreements, and there are not, to the Knowledge of the Company, any union organizing activities concerning any employees of any Acquired Company.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Acquired Companies are, and since May 22, 2020 have been, in compliance with all applicable immigration Laws, including, the Immigration Reform and Control Act of 1986 and any amendments thereto. The Acquired Companies have properly completed and retained Form I-9 (Employment Eligibility Verification) for all current and former employees hired to perform services in the United States, as required by applicable Law. All individuals employed by the Acquired Companies in the United States are authorized to work in the United States.

(c) Section 3.18(c) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement, of each material Company Benefit Plan. The Company has Made Available to Parent, in each case, to the extent applicable and as of the date of this Agreement: (i) accurate and complete copies of all documents setting forth the terms of each material Company Benefit Plan including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Benefit Plan; (iii) all trust agreements, insurance contracts and funding agreements, including all amendments thereto; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; and (v) annual testing (including nondiscrimination and coverage) results for the three most recently completed plan years.

(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since May 22, 2020, each Company Benefit Plan has been established, maintained and operated in accordance with its terms and in compliance with all applicable Laws, including ERISA and the Code. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, nothing has occurred since the date of the most recent determination that reasonably would be expected to result in the loss of such qualification.

(e) None of the Acquired Companies, and no ERISA Affiliate, has at any time during the past six (6) years maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any Liability in respect of, any: (i) plan subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) plan described in Section 413(c) of the Code; (iv) “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code; or (v) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA). No Liability under Title IV (other than any Liability for premiums due to the PBGC (which premiums have been paid when due)) has been incurred by the Acquired Companies or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Acquired Companies or any ERISA Affiliate of incurring any such Liability.

(f) No Company Benefit Plan or Acquired Company provides, or has any obligation to provide, current or former employees of the Acquired Companies (or any beneficiaries thereof) welfare benefits (including medical and life insurance benefits) after such Person terminates employment with the Acquired Companies, except for the coverage continuation requirements of Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, or similar state or local Law, continued coverage until the end of the month during which termination occurs, or subsidized healthcare coverage continuation during any post-termination severance period.

(g) Except as expressly required or provided by this Agreement: (i) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in combination with another event, whether contingent or otherwise) result in any payment, acceleration, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former employee of any Acquired Company; (ii) without limiting the generality of the foregoing, no amount payable to any current or former employee of any Acquired Company as a result of the execution and delivery of this Agreement or the consummation of any of the transactions contemplated by this Agreement (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G; and (iii) no Acquired Company has any obligation to gross-up or otherwise reimburse or compensate any current or former employee of any Acquired Company for any Taxes incurred by such individual under or pursuant to Section 409A or Section 4999 of the Code.

Section 3.19 Environmental Matters.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Acquired Companies is, and since January 1, 2022 has been, in compliance with applicable Environmental Law, which compliance includes timely applying for, possessing, maintaining in full force and effect, and complying with the terms and conditions of all Environmental Authorizations, and, as of the date of this Agreement, to the Knowledge of the Company, there are no pending or threatened demands, claims, information requests or notices threatened in writing regarding the Company or any Subsidiary of the Company relating to any violation of, noncompliance with, liability under or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment or any other remediation or compliance under, any Environmental Law.

(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022, there has been no Release of Hazardous Substances at, on, under or from, and, to the Knowledge of the Company, as of the date of this Agreement, no conditions exist that would reasonably be expected to give rise to any violation of or result in any material liability under any Environmental Law with respect to, (i) any real property currently owned, operated or leased by any Acquired Company or (ii) to the Knowledge of the Company, at any real property formerly owned, operated or leased by the Acquired Company during its ownership, operation or tenancy.

Section 3.20 Insurance. The Company has Made Available to Parent all material insurance policies with third party insurers relating to the business, assets and operations of the Acquired Companies as of the date of this Agreement. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the material insurance policies relating to the business, assets and operations of the Acquired Companies is in full force and effect, (b) no written notice of a default or termination has been received by any Acquired Company in respect thereof, the Acquired Companies are in compliance with the terms and conditions of such insurance policies, no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination, or modification, under any such insurance policies and (c) all premiums due thereon have been paid in full. Since January 1, 2022, none of the Acquired Companies has received any written notice from the applicable insurers regarding any: (a) cancellation or invalidation of or increase in any premiums associated with any insurance policy or (b) refusal of any coverage or rejection of any claim under any insurance policy, except for such cancellation, invalidation, increase, refusal or rejection that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.21 Takeover Statutes; No Rights Agreement. Assuming the representations and warranties set forth in Section 4.8 are true and correct, there are no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover Laws (each, a “Takeover Statute”) applicable to, and the Company Board has taken all action necessary to render such Takeover Statutes, including Section 203 of the DGCL, inapplicable to, this Agreement, as it relates to the Offer, the Merger or any of the transactions contemplated by this Agreement. As of the date of this Agreement, the Company is not a party to an anti-takeover stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 3.22 Fairness Opinion. The Company Board has received the oral opinion of Morgan Stanley & Co. LLC, financial advisor to the Company, to be confirmed by delivery of the written opinion of Morgan Stanley & Co. LLC to the Company Board, to the effect that as of the date of such opinion, and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth in the written opinion, the consideration to be received by holders of Shares (other than Shares (i) owned, directly or indirectly, by the Company or any wholly owned subsidiary of the Company, (ii) owned, directly or indirectly, by Parent, Merger Sub or any wholly owned subsidiary of Parent, or (iii) as to which dissenters’ rights have been perfected) pursuant to the terms of this Agreement is fair from a financial point of view to such holders of Shares. A written copy of such opinion shall be provided to Parent solely for informational purposes, promptly following the date of this Agreement; it being understood that such opinion is for the benefit solely of the Company Board and may not be relied on by Parent, Merger Sub or any other Person.

Section 3.23 Financial Advisors’ Fees. Except for Morgan Stanley & Co. LLC, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s, success, completion or similar fee or commission in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any of the Acquired Companies.

Section 3.24 Information. None of the information incorporated by reference or supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 will, at the time such document is filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act. No representation or warranty is made by the Company with respect to statements included or incorporated by reference in the Schedule 14D-9 based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 3.25 No Additional Representations. The Company agrees and acknowledges that, except for the express representations and warranties contained in Article 4 (to the extent modified by the Parent Disclosure Letter) and the Joinder, neither Parent nor Merger Sub, or any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its Affiliates, including with respect to any of their respective businesses or the transactions contemplated by this Agreement. The Company agrees and acknowledges that in making the decision to enter into this Agreement and consummate the transactions contemplated by this Agreement, the Company has relied exclusively on the express representations and warranties contained in Article 4 (to the extent modified by the Parent Disclosure Letter) and the Joinder and has not relied on any other representation or warranty, express or implied. The Company agrees and acknowledges that neither Parent nor Merger Sub, or any other Person has made, and the Company has not relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or Merger Sub furnished or made available to the Company and its Representatives, except as expressly set forth in Article 4 (to the extent modified by the Parent Disclosure Letter) and the Joinder and neither Parent nor Merger Sub, or their respective directors, officers, employees, agents or other Representatives, or any other Person, shall be subject to any liability to the Company or any other Person resulting from Parent or Merger Sub making available to the Company or the Company’s use of such information, or any information, documents or material made available to the Company in the due diligence materials provided to the Company, including in any data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, Parent and Merger Sub make no representation or warranty to the Company with respect to any business or financial projection, guidance or forecast relating to Parent or any of its Subsidiaries, whether or not included in any data room or any management presentation. The Company, on its behalf and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters. Notwithstanding the foregoing, nothing in this Section 3.25 shall limit the Company’s rights and remedies for Fraud with respect to the representations and warranties contained in Article 4 (to the extent modified by the Parent Disclosure Letter) or the Joinder.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Parent Disclosure Letter to the extent that the relevance thereof is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections or subsections), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows (in the case of Parent’s representations and warranties with respect to Merger Sub and the representations and warranties made by Merger Sub, upon execution and delivery of the Joinder):

Section 4.1 Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not, individually or in the aggregate, prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent will, promptly following the formation of Merger Sub, make available to the Company a true and complete copy of the certificate of incorporation and bylaws of Merger Sub. Prior to the date of this Agreement, Parent has made available to the Company a true and complete copy of the certificate of incorporation and bylaws of Parent, as amended through the date hereof.

Section 4.2 Corporate Authority Relative to This Agreement; No Violation.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub and, except for the adoption of this Agreement by Parent, as the sole stockholder of Merger Sub (which such adoption shall occur immediately following the execution of this Agreement), no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement by Parent and Merger Sub do not and will not require Parent, Merger Sub or their Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) compliance with the HSR Act and other applicable Antitrust Laws, (iii) compliance with any applicable Foreign Investment Law, (iv) compliance with the applicable requirements of the Exchange Act (including the filing with the SEC of the Offer Documents) and compliance with the rules and regulations of the securities exchange on which Parent’s common stock is listed, and (v) the other consents or notices set forth on Section 4.2(b) of the Parent Disclosure Letter (clauses (i) through (v), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, Parent has no reason to believe that any Parent Approval will not be granted or received in a timely manner.

(c) Other than the adoption of this Agreement by Parent, in its capacity as the sole stockholder of Merger Sub, no vote of the stockholders of Parent or Merger Sub or the holders of any other securities of Parent or any of its Affiliates (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or any of its Affiliates or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(d) Assuming the receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Offer, the Merger and the other transactions contemplated by this Agreement, do not and will not (i) contravene, conflict with or result in a violation of the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene, conflict with or result in a violation of any Law or Order to which any of Parent or any of its Subsidiaries, or any of the assets owned or used by any of them, is subject, (iii) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract to which Parent or any of its Subsidiaries is a party, or give any Person the right to: (w) declare a default or exercise any remedy under any such Contract; (x) a penalty under any such Contract; (y) accelerate the maturity or performance of any such Contract; or (z) cancel, terminate or modify any right, benefit, obligation or other term of any such Contract; or (iv) result in the creation of any Lien (other than Permitted Liens) upon any asset owned by any of Parent or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) and (iv), any such contraventions, conflicts, violations, breaches, defaults, rights or Liens that would not have, and would not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3 Legal Proceedings; Orders. As of the date hereof, there is no pending Legal Proceeding or Order and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding or Order that involves Parent or any of its Subsidiaries or any of the assets owned or used by any of them, except for Legal Proceedings or Orders that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Information. None of the information incorporated by reference or supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will, at the time such documents are filed with the SEC, comply as to form in all material respects with the requirements of the Exchange Act. No representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference in the Offer Documents based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

Section 4.5 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub shall not have conducted any business prior to the date of the Joinder and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement.

Section 4.6 Sufficiency of Funds. Parent and Merger Sub will have available to them at the Acceptance Time and the Effective Time, respectively, funds sufficient to enable Parent and Merger Sub to satisfy all of their obligations pursuant to the Offer and under this Agreement, including the payment of the aggregate Offer Price and the aggregate Merger Consideration, and any fees and expenses of or payable by Parent or Merger Sub or Parent’s other Affiliates in connection herewith or therewith, and for any repayment or refinancing of any outstanding indebtedness of the Company and/or its Subsidiaries contemplated by, or required in connection with the transactions described in, this Agreement. Each of Parent and Merger Sub expressly acknowledges and agrees that its obligations under this Agreement to consummate the transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

Section 4.7 Finders or Brokers. Except for Citigroup Global Markets Inc., neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any broker, finder, investment banker or other Person who may be entitled to any brokerage, finder’s, success, completion or similar fee or commission in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement.

Section 4.8 Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company other than ownership of Shares through passive investments, pension or employee benefit plans or trusts for Parent’s or its Affiliates’ employees, or limited partnership funds, mutual funds or similar entities that Parent has invested (where, in each case, Parent and its Affiliates do not directly or indirectly control the management or policies of such entities), and none of Parent, Merger Sub or any of their respective Subsidiaries has any rights to acquire, directly or indirectly, any Shares, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last three (3) years has been, an “interested stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.9 Solvency. No transfer of property is being made, and no obligation is being incurred, in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company, or any of their Affiliates. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith), Parent and the Surviving Corporation will be Solvent.

Section 4.10 No Additional Representations.

(a) Each of Parent and Merger Sub acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries that it and its Representatives have desired or requested to review and that it and its Representatives have had full opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company.

(b) Parent and Merger Sub agree and acknowledge that, except for the express representations and warranties contained in Article 3 (to the extent modified by the Company Disclosure Letter and/or the Filed SEC Reports (other than any Excluded Forward-Looking Information), as applicable), neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates, including with respect to value, condition, merchantability or suitability with respect to the Company or the Subsidiaries of the Company, to any of their respective businesses or the transactions contemplated by this Agreement. Parent and Merger Sub agree and acknowledge that in making the decision to enter into this Agreement and consummate the transactions contemplated by this Agreement, Parent and Merger Sub have relied exclusively on the express representations and warranties contained in Article 3 (to the extent modified by the Company Disclosure Letter and/or the Filed SEC Reports (other than any Excluded Forward-Looking Information), as applicable) and have not relied on any other representation or warranty, express or implied. Parent and Merger Sub agree and acknowledge that neither the Company nor any Person has made, and neither Parent nor Merger Sub has relied on, any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or its Subsidiaries furnished or Made Available to Parent and its Representatives, except as expressly set forth in Article 3 (to the extent modified by the Company Disclosure Letter and/or the Filed SEC Reports (other than any Excluded Forward-Looking Information), as applicable) and neither the Company or its Subsidiaries, its or their respective directors, officers, employees, agents or other Representatives, nor any other Person, shall be subject to any liability to Parent or any other Person resulting from the Company’s making available to Parent or Parent’s use of such information, or any information, documents or material Made Available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection, guidance or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters. Notwithstanding the foregoing, nothing in this Section 4.10 shall limit Parent or Merger Sub’s rights and remedies for Fraud with respect to the representations and warranties contained in Article 3 (to the extent modified by the Company Disclosure Letter and/or the Filed SEC Reports (other than any Excluded Forward-Looking Information), as applicable).

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Company.

(a) From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NASDAQ Stock Market, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or permitted by this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (A) conduct its business in all material respects in the ordinary course of business consistent with past practice, (B) preserve intact its present business organization, (C) keep available the services of its present officers and key employees (other than for cause) and (D) preserve the present relationships and goodwill with customers, suppliers, manufacturers, resellers, licensors, licensees, distributors, Governmental Entities, joint venture partners and others having business dealings with the Acquired Companies; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (w) as may be required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NASDAQ Stock Market, (x) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as may be expressly required or permitted by this Agreement, (z) as set forth in Section 5.1(b) of the Company Disclosure Letter, the Company:

(i) shall not, and shall not permit any of its Subsidiaries to, authorize, declare, set aside, accrue or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except for dividends and distributions paid by Subsidiaries of the Company to the Company or to any of its Subsidiaries;

(ii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of Shares from a holder of a Company Equity Award in connection with the satisfaction of withholding obligations or the payment of exercise price in accordance with the terms of the Company Equity Awards;

(iii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iv) except as required by the terms of any Company Benefit Plan existing as of the date hereof, shall not, and shall not permit any of its Subsidiaries to (A) establish, adopt or materially amend any material Company Benefit Plan (or any arrangement that would be a material Company Benefit Plan), (B) materially increase the compensation or other benefits payable or provided to the Company’s directors or employees at the level of Director or higher, (C) enter into any change of control agreement with any of the Company’s directors or employees at the level of Director or higher, (D) grant any Company Equity Awards or (E) hire, promote or terminate any employee, other than in the ordinary course of business;

(v) shall not adopt any amendments to the Company’s certificate of incorporation or bylaws or any comparable organizational documents of any of the Company’s Subsidiaries (including by merger, consolidation or otherwise) or adopt a shareholders’ rights plan, or enter into any agreement with respect to the voting of its share capital, equity interests, or other ownership or voting interests;

(vi) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interests in any Subsidiaries or joint ventures of the Company or any securities convertible into, exercisable for or exchangeable for any such shares or ownership interests, other than (A) issuances of Shares in respect of any exercise or settlement of Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), and in accordance with the terms of the Company Equity Awards as in effect as of the execution of this Agreement or upon grant, as applicable, (B) sales or issuances of Shares pursuant to the Company ESPP in accordance with its terms as in effect as of the execution of this Agreement or Section 2.3(c), (C) any such transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, and (D) with respect to pledges or encumbrances, that solely involve the imposition of Permitted Liens;

(vii) shall not, and shall not permit any of its Subsidiaries to (A) acquire any equity interest in any Person (other than any direct or indirect wholly owned Subsidiary of the Company) or any division, businesses or equity securities thereof (including by merger, consolidation or otherwise) or all or a material portion of the assets, business or properties of any Person (other than any direct or indirect wholly owned Subsidiary of the Company), except (I) for any such acquisitions for cash consideration that does not exceed $5,000,000 in the aggregate, (II) purchases of components, raw materials or supplies, in each case with respect to this clause (II), in the ordinary course of business, or (III) capital expenditures in accordance with Section 5.1(b)(xvi), (B) make any loans, advances or capital contributions to, or investments in, any other Person, in excess of $500,000 in the aggregate, other than (I) to or in any direct or indirect wholly owned Subsidiary of the

Company, (II) to employees, consultants or independent contractors in the ordinary course of business, or (III) in connection with transactions permitted pursuant to the foregoing clause (A) or capital expenditures in accordance with Section 5.1(b)(xvi); or (C) acquire, directly or indirectly, any real property or interest therein;

(viii) except for transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, in each case, in the ordinary course of business, shall not sell, lease, exclusively license, transfer, abandon, subject to any Lien (other than Permitted Liens) or otherwise dispose of any of its material assets, or disclose any of its material trade secrets (other than pursuant to customary confidentiality arrangements), other than (A) sales or other dispositions of inventory and excess, expired or obsolete properties or assets in the ordinary course of business, (B) other sales or other dispositions of properties or assets having a fair market value of less than $500,000 in the aggregate or (C) as may be required by any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement (in compliance with Section 5.6);

(ix) shall not, and shall not permit any of its Subsidiaries to, (A) incur, assume, guarantee, or become liable or responsible (whether directly, indirectly, contingently or otherwise) for any indebtedness for borrowed money, other than (I) any such indebtedness among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, (II) guarantees or credit support provided by the Company or any of its direct or indirect wholly owned Subsidiaries for indebtedness of the Company or any of its direct or indirect wholly owned Subsidiaries, to the extent such indebtedness is (x) in existence on the date of this Agreement or (y) incurred in compliance with this Section 5.1(b)(ix) or Section 5.1(b)(ix) of the Company Disclosure Letter, and (III) indebtedness not to exceed $1,000,000 individually and $5,000,000 in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (I) and (II), (B) issue or sell any debt securities of the Company or any of its Subsidiaries, including options, warrants, calls or similar rights, in each case, to acquire any debt securities of the Company or any of its Subsidiaries, or (C) enter into any “keep well” or similar agreement to maintain any financial condition of another Person (other than the Company or a direct or indirect wholly owned Subsidiary of the Company);

(x) shall not, and shall not permit any of its Subsidiaries to, enter into, modify, amend, renew, extend, terminate or waive any rights under any Material Contract, or under any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement, except for entry, amendments, renewals, extensions, terminations or waivers (A) as contemplated by Section 2.4, (B) in the case of any Contract of the type described in Section 3.12(a)(xi), but without limiting Section 5.1(b)(viii), in the reasonable business judgment of the Acquired Companies, and (C) in the case of any Contract of the type described in Section 3.12(a)(vii) or Section 3.12(a)(viii), in the ordinary course of business consistent with past practice; provided, however, that the foregoing exceptions shall not apply to the extent such entry into, modification, amendment, termination or waiver of such Contract requires or provides for consent, acceleration, termination or any other material right for the benefit of a third party or material adverse consequence to the Company that is, in each case, triggered in whole or in part by any of the transactions contemplated by this Agreement;

(xi) shall not, and shall not permit any of its Subsidiaries to, settle, pay or discharge any Legal Proceeding, other than (A) any Legal Proceeding relating to Taxes or (B) any Legal Proceeding that results solely in a monetary obligation involving only the payment of monies (without the admission of wrongdoing) by the Company and its Subsidiaries of not more than $1,000,000 individually and $3,000,000 in the aggregate (net of insurance or indemnification proceeds received);

(xii) shall not, and shall not permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xiii) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, (A) make, change or revoke any material Tax election, (B) make any material change to any material method of Tax accounting, (C) amend any material Tax Return, or (D) settle or compromise any Legal Proceeding in respect of material Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of the Company and its Subsidiaries, in each case, if such action would reasonably be expected to result in a material increase in the Tax liability of the Company and its Subsidiaries, taken as a whole;

(xiv) shall not, and shall not permit any of its Subsidiaries to, make any change in material accounting methods, principles or practices, except as may be required (A) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by Law, including Regulation S-X promulgated under the Securities Act, in each case as agreed to by the Company’s independent public accountants;

(xv) shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new line of business, (B) enter into any agreement, arrangement or commitment that would limit or otherwise restrict the Company or its Affiliates, including following the Effective Time, Parent and its Affiliates, from engaging or competing in any line of business or in any geographic area or (C) otherwise enter into any agreements, arrangements or commitments imposing material restrictions on their assets, operations or business (taken as a whole);

(xvi) shall not, and shall not permit any of its Subsidiaries to, incur any capital expenditure, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget is set forth in Section 5.1(b)(xvi) of the Company Disclosure Letter (the “Capex Budget”), and (B) any unbudgeted capital expenditure in an amount not to exceed in any year 115% of the aggregate amount indicated in the Capex Budget;

(xvii) shall not, and shall not permit any of its Subsidiaries to, adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement;

(xviii) shall not, and shall not permit any of its Subsidiaries to, abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any Registrations of the Company in a manner that would materially impair the operation of the business of the Company and its Subsidiaries (taken as a whole); and

(xix) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.2 Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement and applicable Law, including any Antitrust Law, complete control and supervision over its and its Subsidiaries’ operations. Notwithstanding anything in this Agreement to contrary, the Company’s obligations under this Agreement to act or refrain from acting, or to cause Subsidiaries of the Company to act or refrain from acting, will, with respect to any joint venture and its subsidiaries, be subject to (A) express requirements under the organizational documents of such entity and its subsidiaries and (B) the scope of the Company’s or its Subsidiaries’ power and authority to bind such entity and its subsidiaries.

Section 5.3 Access.

(a) Subject to compliance with applicable Laws, the Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access, solely for reasonable business purposes or purposes reasonably related to consummating the Offer and/or the Merger and carrying out post-Merger integration or post-Merger planning, during normal business hours, upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ properties, contracts, commitments, Tax returns, personnel, work papers, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Offer or the Merger or any financial or strategic alternatives thereto, or that relate to any Alternative Proposal or Superior Proposal. The foregoing notwithstanding, the Company shall not be required to afford such access (i) if such access would, in the Company’s good-faith discretion, (x) jeopardize any attorney-client or other legal privilege or trade secret protection or (y) contravene any applicable Law, fiduciary duty or binding agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party); or (ii) to such information that relates to the minutes of the meetings of the Company Board or its committees where the Company Board or any applicable committee discussed the transactions contemplated by this Agreement or any financial or strategic alternatives thereto

(including any presentations or other materials prepared by or for the Company Board or committees thereof, whether in connection with a specific meeting, or otherwise relating to such subject matter); provided that, in the case of clause (i), the Company shall use commercially reasonable efforts to make appropriate substitute arrangements (including by way of example by entering into a joint defense or other similar agreement) to permit disclosure to the maximum extent legally permissible that would not violate such attorney-client or other legal privilege or trade secret protection or contravene any applicable Law, fiduciary duty or binding agreement. Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure pursuant to this Section 5.3 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent, Merger Sub or any of their respective Affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above to provide access to properties, contracts, commitments, Tax returns, personnel, work papers, books and records and any other documents and information by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law.

(b) Parent agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be “Information”, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of December 2, 2024, between the Company and Parent (the “Confidentiality Agreement”) and the Clean Team Agreement, dated as of December 19, 2024, between the Company and Parent (the “Clean Team Agreement”), both of which, notwithstanding anything to the contrary set forth therein, shall continue in full force and effect until the Closing Date. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement and the Clean Team Agreement shall nonetheless continue in full force and effect in accordance with their respective terms.

Section 5.4 No Solicitation.

(a) Except as expressly permitted by this Section 5.4, from the date of this Agreement until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall instruct its other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage the making or submission of any inquiry, proposal, offer or indication of interest that constitutes, or would reasonably be expected to lead to, or result in, an Alternative Proposal, (ii) participate in any discussions or negotiations regarding an Alternative Proposal or any inquiry, proposal, offer or indication of interest that would reasonably be expected to lead to, or result in, an Alternative Proposal with, or furnish any nonpublic information in connection with an Alternative Proposal to, any Person (or any of its Representatives in their capacity of Representatives of such Person) that has made or, to the knowledge of the Company, is considering making an Alternative Proposal or any inquiry, proposal, offer or indication of interest that would reasonably be expected to lead to, or result in, an Alternative Proposal, (iii) enter into any binding or non-binding letter of intent, memorandum of understandings, agreement in principle, acquisition agreement, merger agreement or other similar agreement providing for an Alternative Proposal (except for confidentiality agreements permitted under Section 5.4(b)) or (iv)

publicly announce an intention or interest to take, any of the foregoing actions; provided that the Company or the Company Board shall be permitted to grant a waiver of any standstill agreement with any Person to permit such Person to make an Alternative Proposal to the Company Board if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law. The Company shall, and shall cause its Subsidiaries and Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Person and its Representatives conducted prior to the date hereof with respect to any Alternative Proposal or inquiry, proposal, offer or indication of interest that would reasonably be expected to lead to an Alternative Proposal and shall promptly (and in any event within one (1) Business Day after the date hereof) terminate access by any such Person and its Representatives to any physical or electronic data room relating to any such discussions or negotiations and promptly (and in any event within five (5) Business Days after the date hereof) request the return or destruction of all non-public information furnished by the Company or on its behalf to any such Person or its Representatives pursuant to any confidentiality agreements entered in the past eighteen (18) months with any such Persons.

(b) Notwithstanding Section 5.4(a), if after the date of this Agreement and prior to the Acceptance Time, the Company receives a written Alternative Proposal that did not result from a material breach of this Section 5.4 and the Company Board determines in good faith after consultation with the Company’s financial advisor and outside legal counsel that (i) such Alternative Proposal constitutes a Superior Proposal or (ii) such Alternative Proposal would reasonably be expected to lead to, or result in, a Superior Proposal (a “Qualifying Proposal”), the Company may take the following actions during the time prior to the Acceptance Time: (A) furnish information (including non-public information) to the third party making such Alternative Proposal (including its Representatives and prospective equity and debt financing sources), if, and only if, prior to so furnishing such information, the third party has executed a customary confidentiality agreement with the Company having provisions as to confidential treatment of information that are not less restrictive in the aggregate to such third party than the confidentiality provisions in the Confidentiality Agreement are to Parent (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal); provided that any non-public information concerning the Company or any Subsidiary of the Company provided or made available to the Person making such Alternative Proposal shall, to the extent not previously provided to Merger Sub or Parent, be provided or made available to Merger Sub or Parent prior to or substantially concurrently with it being provided to such Person making such Alternative Proposal, and (B) engage in or otherwise participate in discussions or negotiations with the third party (including its Representatives) with respect to the Qualifying Proposal. The Company shall promptly (and in any event within thirty-six (36) hours) (i) notify Parent in writing if any inquiries, indications of interest, proposals or offers providing for or that would reasonably be expected to lead to, or result in, an Alternative Proposal are received by the Company or any of its Representatives from any Person or group (other than Parent and its Affiliates) and (ii) disclose to Parent the material terms and conditions of any such Alternative Proposal (or inquiry, proposal, offer or indication of interest), including the identity of the Person or Persons (and, in the case of a Person owned or managed by one or more funds managed by a financial sponsor, the identity of such financial sponsor, and, in the case of any other Person, the identity of the ultimate parent company of such Person, in each case, to the extent known by the Company) making such Alternative Proposal, or any such inquiry, proposal, offer, or indication of interest. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within thirty-six (36) hours) of all material terms and conditions of, and all material developments relating to, such Alternative Proposal (or inquiry, proposal, offer or indication of interest). The Company shall promptly (and in any event within thirty-six (36) hours) provide Parent summaries of any material terms and conditions conveyed orally between the Company (or any of its Representatives) and the Person or Persons making such Alternative Proposal (or any of their Representatives) relating to such Alternative Proposal (or inquiry, proposal, offer or indication of interest) and copies of any draft agreements, commitment letters (subject to customary redactions of the financial terms of fee letters that do not affect the availability, timing, conditionality, enforceability, termination or aggregate principal amount of the financing relating thereto) or written proposals relating to such inquiry, proposal, offer, indication of interest or Alternative Proposal delivered between the Company (or any of its Representatives) and the Person or Persons making such Alternative Proposal (or any of their Representatives). The Company will not enter into any agreement with any Person that prohibits the Company from providing the information to Parent required under this Section 5.4(b).

(c) Except as expressly permitted by this Section 5.4, the Company Board, including any committee thereof, shall not (i) withdraw or withhold the Company Recommendation or qualify or modify in a manner adverse to Parent, the Company Recommendation (or resolve or publicly propose to do so); (ii) fail to include the Company Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the holders of Shares; (iii) (A) if any Alternative Proposal has been publicly disclosed, fail to publicly recommend against such Alternative Proposal within ten (10) Business Days after a request from Parent to do so, or (B) if any tender offer or exchange offer for the outstanding Shares is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an Affiliate of Parent), fail to recommend, within ten (10) Business Days after such commencement, against acceptance of such tender offer or exchange offer by the Company’s stockholders; (iv) approve, adopt, recommend or declare advisable any Alternative Proposal or publicly propose to approve, adopt, recommend or declare advisable any Alternative Proposal; or (v) approve, adopt, recommend or declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (except for confidentiality agreements permitted under Section 5.4(b)) with respect to any Alternative Proposal (any such action set forth in the foregoing clauses (i) through (v), a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to the occurrence of the Acceptance Time, the Company Board may, in response to a Superior Proposal, (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(f) to accept such Superior Proposal; provided, that the Company Board shall not be entitled to make such a Change of Recommendation or cause any termination of this Agreement pursuant to Section 7.1(f) unless (A) the Company shall have given Parent at least four (4) Business Days’ written notice (a “Superior Proposal Notice”) advising Parent of its intention to make such a Change of Recommendation or terminate this Agreement pursuant to Section 7.1(f), which Superior Proposal Notice shall include a description of the material terms and conditions of the Superior Proposal that is the basis for the proposed action of the Company Board, the identity of the Person or Persons (and, in the case of a Person owned or managed by one or more funds managed by a financial sponsor, the identity of such financial sponsor, and, in the case of any other Person, the identity of the ultimate parent company of such Person, in each case, to the extent known by the Company) making the Superior Proposal and unredacted copies of all proposed definitive agreements to be entered into in connection with such Superior Proposal and all commitment letters (subject to customary redactions of the financial terms of fee letters that do not affect the availability, timing, conditionality, enforceability, termination or aggregate principal amount of the financing relating thereto) related thereto, if any, (B) the Company shall have (and shall have caused its Representatives to have) negotiated in good faith with Parent and its Representatives (to the extent Parent wishes to negotiate) to enable Parent to make such amendments to the terms of this Agreement as would result in such Alternative Proposal ceasing to be a Superior Proposal or as would permit the Company Board not to effect a Change of Recommendation or terminate this Agreement pursuant to Section 7.1(f) in connection with such Alternative Proposal, and (C) at the end of the four (4)-Business Day period following the delivery of such Superior Proposal Notice (the “Superior Proposal Notice Period”), after taking into account any commitments made by Parent in writing to amend the terms of this Agreement during the Superior Proposal Notice Period, the Company Board, after consultation with the Company’s financial advisor and outside legal counsel, concludes that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal if such amendments were to be given effect and that the failure to either effect a Change of Recommendation or terminate this Agreement and enter into a definitive agreement with respect to such Superior Proposal would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided that any change or modifications to the financial terms or other material changes or modifications to the terms of the Superior Proposal shall require an additional notice to Parent and commence a new notice period pursuant to clauses (A), (B) and (C) of two (2) Business Days after the time that Parent receives such additional notice.

(d) Anything to the contrary set forth in this Agreement notwithstanding, prior to the occurrence of the Acceptance Time, the Company Board may, in response to an Intervening Event, make a Change of Recommendation if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that the Company Board shall not be entitled to make such a Change of Recommendation unless (i) the Company shall have given Parent at least four (4) Business Days’ written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include a reasonably detailed description of the applicable Intervening Event and the Company shall have (and shall have caused its Representatives to have) negotiated in good faith with Parent and its Representatives (to the extent Parent wishes to negotiate) to enable Parent to make such amendments to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation in connection with such Intervening Event and (ii) at the end of the four (4)-Business Day period following the delivery of such Intervening Event Notice (the “Intervening Event Notice Period”), after taking into account any commitments made by Parent in writing to amend the terms of this Agreement during the Intervening Event Notice Period, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such Change of Recommendation would continue to be reasonably likely to be inconsistent with its fiduciary duties under applicable Law if such amendments were to be given effect, provided that any material change to the events, changes, occurrences or developments constituting the Intervening Event that was previously the subject of such Intervening Event Notice hereunder shall require an additional notice to Parent and commence a new notice period pursuant to clauses (i) and (ii) of two (2) Business Days after the time that Parent receives such additional notice.

(e) Nothing contained in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under applicable Law (including Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act) or rules and policies of the NASDAQ Stock Market, (ii) issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (iii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that (A) no such disclosure described in clause (ii) shall in and of itself, be considered a Change of Recommendation and (B) in no event shall the Company be permitted to make any disclosure that constitutes a Change of Recommendation unless it and the Company Board have complied with Sections 5.4(c) or 5.4(d), as applicable.

(f) “Alternative Proposal” means any proposal, offer or indication of interest made by any Person or group of Persons (other than Parent, Merger Sub or their respective controlled Affiliates), and whether involving a transaction or series of related transactions, for, or that would result in, (i) a merger, reorganization, dissolution, liquidation, share exchange, consolidation, business combination, recapitalization or similar transaction involving the Company or any Subsidiary of the Company, in each case, as a result of which the stockholders of the Company immediately prior to such transaction would cease to own at least 80% of the total voting power of the Company or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the acquisition by any Person or group of Persons (other than Parent, Merger Sub or their respective controlled Affiliates), whether by sale, lease, exclusive license, exchange, transfer, acquisition, disposition or otherwise, of assets accounting for more than 20% of the net revenues, net income or total assets of the Company and its Subsidiaries, in each case, on a consolidated basis, or (iii) the acquisition by any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) of more than 20% of the total voting power of the Company.

(g) “Superior Proposal” means a written Alternative Proposal that did not result from a material breach of Section 5.4(a), made after the date of this Agreement, substituting in the definition thereof “50%” for “20%” and for “80%” in each place each such phrase appears, that the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, taking into account all relevant circumstances, including the timing, likelihood of consummation, financial, legal, regulatory and other aspects of such Alternative Proposal and any revisions to this Agreement made or offered in writing by Parent prior to the time of such determination, to be more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement.

(h) “Intervening Event” means any material event, change, occurrence or development that is unknown and not reasonably foreseeable to the Company Board as of the date of this Agreement or, if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement; provided that none of the following shall be deemed to constitute an Intervening Event or taken into account in determining whether an Intervening Event has occurred: (i) the receipt, existence or terms of an Alternative Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Alternative Proposal or (ii) any change in and of itself in the stock price of the Common Stock of the Company (provided that the underlying causes thereof may be taken into account).

(i) Nothing in this Agreement shall prohibit (i) the Company, or the Company Board, directly or indirectly through any Representative, from informing any Person of the restrictions set forth in this Section 5.4 or (ii) the Company, its Subsidiaries and its and their respective Representatives from contacting in writing any Persons or group of Persons that have made an Alternative Proposal that did not result from a material breach of this Section 5.4 solely to request clarification of (and not to negotiate) the terms and conditions thereof so as to determine whether the Alternative Proposal is, or would reasonably be expected to lead to, or result in, a Superior Proposal, and any such actions shall not be a breach of this Agreement, provided that in the case of clause (ii), but without limiting Section 5.4(b), (A) such contact and requests for clarification are in writing and provided to Parent in advance of being delivered to such Person or group of Persons, (B) such contact and requests direct such Person or group of Persons (or their Representatives) to respond only in writing and (C) any responses by such Person or group of Persons (or any of their Representatives) received by the Company or any of its Representatives relating to such Alternative Proposal (prior to it becoming a Qualifying Proposal) are promptly provided to Parent.

Section 5.5 Employee Matters.

(a) For a period of twelve (12) months following the Effective Time (the “Benefits Continuation Period”), Parent shall provide, or shall cause to be provided, to each individual who is an employee of the Company and its Subsidiaries as of immediately prior to the Effective Time (“Company Employees”), while employed with Parent and its Subsidiaries during the Benefits Continuation Period, (i) base salary or wage rate and target short-term cash incentive opportunities that are no less favorable in the aggregate than were provided to the Company Employee immediately before the Effective Time (provided, however, that each Company Employee’s base salary or wage rate shall not be reduced during the Benefits Continuation Period), (ii) target equity incentive opportunities that are no less favorable than those provided by Parent and its Subsidiaries to their similarly-situated employees, and (iii) employee benefits (excluding, for the avoidance of doubt, equity incentive award opportunities, which are addressed in the foregoing clause (ii)) that are no less favorable than those provided to similarly-situated employees of Parent and its Subsidiaries (provided, however, that Parent shall cause the Company Employees to transfer onto the employee benefits platform of Parent and its Subsidiaries as soon as administratively practicable following the Closing, and prior to such transfer the Company Employees shall continue to receive employee benefits that are no less favorable than those provided to them immediately prior to the Effective Time). Without limiting the generality of the immediately preceding sentence, Parent shall or shall cause the Surviving Corporation to provide to each Company Employee whose employment terminates during the Benefits Continuation Period (other than any Company Employee with severance rights pursuant to an individual agreement or other contractual arrangement) severance benefits equal to the severance benefits provided to similarly situated employees of Parent and its Subsidiaries under the severance arrangements of Parent and its Subsidiaries; provided that severance benefits shall be determined without taking into account any reduction after the Effective Time in compensation paid or benefits provided to such Company Employee.

(b) For all purposes under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), but not for purposes of benefit accruals under any defined benefit pension plan, each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, except to the extent such service credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, Parent shall cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans that provide health or welfare benefits to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time. Parent acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(d) Unless otherwise instructed by Parent no later than ten (10) Business Days prior to the Effective Time, the Company shall, no later than one (1) Business Day prior to the Effective Time, execute resolutions, in a form incorporating any reasonable comments from Parent, effecting the termination of any plan sponsored or maintained by any of the Acquired Companies that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “Terminated 401(k) Plans”), subject to the occurrence of the Effective Time. Individuals who participated in the Terminated 401(k) Plans prior to the Effective Time shall be eligible to participate, as soon as administratively practicable following the Effective Time, in a plan sponsored or maintained by Parent or its Subsidiaries that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “Parent 401(k) Plan”) on terms no less favorable than those applicable to similarly situated employees of Parent and its Subsidiaries. Parent shall take or cause to be taken any and all actions as may be required to permit participants in the Terminated 401(k) Plans to make rollover contributions from the Terminated 401(k) Plans to the Parent 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in an amount up to the full account balance distributed to such individual from the Terminated 401(k) Plans.

(e) Following the Effective Time, Parent shall establish (or cause to be established) a cash-based retention program for the benefit of eligible Company Employees, which program shall be designed and administered in accordance with Section 5.5(e) of the Company Disclosure Letter.

(f) Without limiting the generality of Section 8.9, the provisions of this Section 5.5 are solely for the benefit of the parties to this Agreement, and no current or former director, employee or consultant or any other person shall be a third-party beneficiary of this Agreement, and nothing in this Agreement shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose. The provisions of this Section 5.5 shall survive the consummation of the Merger.

Section 5.6 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, the Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall cooperate with the other parties and use their respective reasonable best efforts to consummate and make effective the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement as promptly as reasonably practicable after the date hereof, and in any event prior to the End Date, including: (i) preparing and filing all documentation necessary to effect all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods from any Governmental Entity; (ii) obtaining all necessary actions or nonactions, waivers, consents, clearances, or approvals from third parties; (iii) defending any Legal Proceedings, whether judicial or administrative, challenging this Agreement or challenging, hindering, impeding, interfering with or delaying the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Entity vacated or reversed; and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall Parent, Merger Sub, the Company or any of their respective Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by the consummation of the transactions contemplated by this Agreement under any contract or agreement or otherwise (and without the prior written consent of Parent, none of the Company nor any Subsidiary of the Company shall pay or make or commit to pay or make any such payment).

(b) Subject to the terms and conditions in this Agreement and without limiting the foregoing, the Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall (i) file, or cause to be filed, all required Notification and Report Forms pursuant to the HSR Act with respect to the Offer, the Merger and the other transactions contemplated by this Agreement within ten (10) Business Days after the date hereof and file, or cause to be filed, any filing (or draft thereof) required under any other applicable Antitrust Law or Foreign Investment Law, if any, as promptly as practicable after the date hereof, (ii) supply or cause to be supplied, as promptly as practicable any additional information or documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law or Foreign Investment Law and (iii) use its reasonable best efforts to obtain all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods under the HSR Act and any other applicable Antitrust Law or Foreign Investment Law, if any, as promptly as practicable after the date hereof, and in any event prior to the End Date.

(c) In furtherance and not in limitation of the foregoing, Parent (and its Subsidiaries and Affiliates) shall (and at the request of Parent, the Company and its Subsidiaries shall) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to resolve such objections any Governmental Entity may assert under any Antitrust Law or Foreign Investment Law with respect to the Offer, the Merger and the other transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any Antitrust Law or Foreign Investment Law that may be asserted by any Governmental Entity with respect to the Offer, the Merger and the other transactions contemplated by this Agreement so as to enable the Closing to occur as promptly as practicable after the date hereof (and in any event no later than the End Date), including (x) proposing, negotiating, committing to, effecting, agreeing to and executing, by consent decree, settlement, undertaking, stipulations or otherwise, the sale, divestiture, transfer, license, hold separate or disposition of any and all of the share capital or other equity voting interests, assets (whether tangible or intangible), businesses, divisions, operations, products or product lines of Parent (including its Subsidiaries and Affiliates) and of the Company (including its Subsidiaries), (y) terminating, transferring or creating relationships, contractual rights or other obligations of Parent (including its Subsidiaries and Affiliates) and the Company (including its Subsidiaries) and (z) otherwise taking or committing to take any actions or agreeing to any undertakings that would limit Parent’s (including its Subsidiaries’ and Affiliates’, including the Surviving Corporation’s) freedom of action with respect to or their ability to retain, or impose obligations on Parent’s (including its Subsidiaries’ and Affiliates’, including the Surviving Corporation’s) future operations with respect to, assets (whether tangible or intangible), businesses, divisions, personnel, operations, products or product lines of Parent (and its Subsidiaries and Affiliates, including the Surviving Corporation) or the Company (and its Subsidiaries), in each case so as to satisfy the conditions to Closing or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Legal Proceeding that would otherwise have the effect of preventing the Closing, delaying the Closing or delaying the Closing beyond the End Date (each such action in the foregoing clauses (x), (y) and (z), a “Remedy Action”). Anything in this Agreement to the contrary notwithstanding, (i) none of Parent, Merger Sub or any Subsidiary or Affiliate of Parent shall be required to (A) take or consent or agree to any Remedy Action (or other action pursuant to this Section 5.6(c)) with respect to any of Parent’s or its Subsidiaries’ or Affiliates’ assets (whether tangible or intangible), businesses, divisions, operations, products, or product lines that, individually or in the aggregate, generated (or contributed to the generation of) greater than $25,000,000 in revenue during the 2023 fiscal year or (B) take or consent or agree to any action pursuant to Section 5.6(a) or this Section 5.6(c) that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the Company and its Subsidiaries (taken as a whole); (ii) none of Parent, Merger Sub, or the Company, nor any of their respective Subsidiaries or Affiliates shall be required to agree to or effectuate any Remedy Action unless the effectiveness thereof is conditioned on the Closing; and (iii) without Parent’s prior written consent, the Company shall not (and shall not permit any Subsidiary of the Company to) take, commit or agree to any Remedy Action.

(d) Subject to the other terms and conditions of this Agreement, each of the Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall use its reasonable best efforts to (i) consult and cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity or any other Person relating to the Offer, the Merger and the other transactions contemplated by this Agreement, (ii) keep the other parties hereto promptly informed of any communication received by such party from any Governmental Entity and of any communication received in connection with any proceeding by any other Person, in each case regarding the Offer, the Merger and the other transactions contemplated by this Agreement (and in the case of written communications, furnish the other parties with a copy of such communication), (iii) permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed filing, submission or other communication to any Governmental Entity or other Person regarding the Offer, the Merger and the other transactions contemplated by this Agreement, and (iv) to the extent not prohibited by the applicable Governmental Entity or other Person, give the other parties hereto the opportunity to attend and participate in any meetings (whether in-person or otherwise), telephone or video calls or other conferences, in each case, regarding the Offer, the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, any party may, as it deems advisable and necessary, reasonably (x) redact materials to protect competitively sensitive information or information concerning valuation, or as necessary to address reasonable attorney-client, attorney work product or other privilege concerns and (y) reasonably designate any competitively sensitive material provided to the other parties under this Section 5.6(d) as “outside counsel only” (such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless written permission is obtained in advance from the party providing the materials).

(e) Subject to the other terms and conditions of this Agreement, if any Legal Proceeding (administrative or judicial), decree, judgment, injunction or other order, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging, hindering, impeding, interfering with or delaying any transaction contemplated by this Agreement as violating any Antitrust Law or Foreign Investment Law, each of the Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such Legal Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer, the Merger and the other transactions contemplated by this Agreement.

(f) The Company (and its Subsidiaries) and Parent (and its Subsidiaries and Affiliates) shall jointly develop the (i) strategy for obtaining all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods so as to enable Closing to occur as soon as practicably possible, (ii) response to any request from, inquiry by or investigation by (including the timing, nature and substance of all such responses) any Governmental Entity with respect to the Offer, the Merger and the other transactions contemplated by this Agreement and (iii) strategy for the defense and settlement of any Legal Proceeding brought by or before any Governmental Entity that has authority to enforce the applicable Antitrust Laws or Foreign Investment Laws. No party shall extend any waiting period under the HSR Act (including by withdrawing and refiling its filing under the HSR Act) or any other Antitrust Law or Foreign Investment Law or enter into any commitment to or agreement with any Governmental Entity to delay, or otherwise not to consummate as promptly as practicable, the Offer, the Merger or the other transactions contemplated by this Agreement except with the prior written consent of the other party.

(g) Parent shall not, and shall cause its Subsidiaries and Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing all or substantially all of the assets of or equity in, or by any other manner, any Person, business or any corporation, partnership, association or other business organization or division of any business or any corporation, partnership, association or other business organization, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the Offer, the Merger or the other transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 5.7 Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to the transactions contemplated by this Agreement (including the Offer and the Merger), each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 5.8 Public Announcements. The parties agree that the initial press release to be issued with respect to this Agreement and the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. The Company and Parent shall not, and shall cause their respective Subsidiaries to not, issue any press release or other public statement or public comment relating to this Agreement or the transactions contemplated by this Agreement without the consent of the other party (not to be unreasonable withheld, conditioned or delayed), except (x) as may be required by applicable Law, (y) by obligations pursuant to any listing agreement with any applicable national securities exchange or (z) if such information is substantially similar to information included in a press release or other communication previously approved for public distribution by the other parties hereto, and in each such case of clause (x) or (y), the party required to make the release or announcement shall use reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; provided that the restrictions in this Section 5.8 shall not apply to any Company communication relating to an Alternative Proposal (subject to compliance with Section 5.4) or from and after a Change of Recommendation made in accordance with Section 5.4(c) or Section 5.4(d). Prior to making any written (or prepared broad-based) communications to the officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement or compensation or benefits that are payable or to be provided following the Effective Time, the Company shall provide Parent with a copy of the intended communication (or written summary of any prepared broad-based oral communication) and the Company shall provide Parent a reasonable period of time to review and comment on the communication, and the Company shall consider any timely comments in good faith.

Section 5.9 Indemnification and Insurance.

(a) For a period of six (6) years after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director or officer of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership or joint venture at the request of or for the benefit of the Company or its Subsidiaries (each, together with such Person’s heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law, provided that any Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement actually and reasonably incurred by such Person in connection with any actual or threatened Legal Proceeding arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries). In the event of any such action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Proceeding.

(b) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the Indemnified Parties as provided in their respective articles or certificates of incorporation, bylaws or other organizational documents or in any indemnification agreement shall survive the Merger and shall continue at and after the Effective Time in full force and effect. For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ articles or certificates of incorporation, bylaws or other organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of the Indemnified Parties as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of the Indemnified Parties; provided, however, that all rights to indemnification in respect of any Legal Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Legal Proceeding or resolution of such claim, even if beyond such six (6)-year period.

(c) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current directors’ and officers’ insurance policy maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers or provide a substitute policy for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ insurance policy currently maintained by or for the benefit of the Company and its Subsidiaries, in either case, in an amount not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ insurance policy currently maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time, including in connection with the transactions contemplated by this Agreement (regardless of when prior to the sixth anniversary of the Effective Time such claims are brought) (with either the Company’s existing insurance carriers or substitute insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ insurance, as applicable), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Company and its Subsidiaries (the “Maximum Amount”), and for the sake of clarity, the Maximum Amount is set forth in Section 5.9(c) of the Company Disclosure Letter. If the Surviving Corporation is unable to obtain the insurance required by this Section 5.9(c) because its cost exceeds the Maximum

Amount, it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, and if requested by Parent the Company shall (subject to the occurrence of the Effective Time), purchase a six (6)-year prepaid “tail” directors’ and officers’ insurance policy for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’ insurance policy currently maintained by or for the benefit of the Company and its Subsidiaries, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ insurance policy currently maintained by or for the benefit of the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including in connection with the transactions contemplated by this Agreement; provided, however, that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) To the extent consistent with this Section 5.9, following the Effective Time, Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.9 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties. This Section 5.9 may not be amended, altered or repealed after the Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Party without the prior written consent of the affected Indemnified Party.

(f) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

Section 5.10 Stockholder Litigation. Prior to the earlier of the Effective Time or the Termination Date, the Company shall control (and give Parent notice as soon as reasonably practicable of, and the right to participate in (subject to a customary joint defense agreement) but not control) the defense of any litigation brought or threatened by stockholders of the Company against the Company or its directors relating to this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement (whether directly or on behalf of the Company and its Subsidiaries or otherwise); provided, however, that the Company shall keep Parent reasonably informed regarding any such litigation or threatened litigation, give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation or threatened litigation, and the right to consult on the settlement, release, waiver or compromise of any such litigation or threatened litigation, and the Company shall in good faith take such comments and consultation into account, and no such settlement, release, waiver or compromise of such litigation or threatened litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.11 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ Stock Market and the SEC to enable the de-listing by the Surviving Corporation of the Common Stock from the NASDAQ Stock Market and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.12 Rule 16b-3. Prior to the Acceptance Time, the Company shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions or cancelations of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13 Rule 14d-10 Matters. Prior to the Acceptance Time, the Company (acting through the Company Board and its compensation committee) shall take all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the date of this Agreement will be, entered into by the Company or any of its Subsidiaries with current or future directors, officers or employees of the Company or any of its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any current or future director, officer or employee of the Company or any of its Subsidiaries, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 5.13.

Section 5.14 Obligations of Parent. Parent shall cause Merger Sub and each of Parent’s other Subsidiaries, and the Surviving Corporation, to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement, and Parent shall be jointly and severally liable with such Subsidiaries for the due and timely performance, satisfaction and discharge of each of the said covenants, obligations and liabilities. Additionally, whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 5.15 Notification of Certain Events. Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other:

(a) upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such Person to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, that would individually or in the aggregate, reasonably be expected to lead to the failure of any of the Offer Conditions or conditions set forth Section 6.1; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the Offer or the Merger, or the remedies available to the parties; and

(b) to the extent the Company or Parent has Knowledge, as the case may be, of any written communication from any Person alleging that the consent of such Person is or may be required in connection with the Offer or the Merger, if the subject matter of such communication or the failure of such party to obtain such Consent would be material to the consummation of the Offer or Merger;

provided, that failure to give any notice pursuant to this Section 5.15 shall not be treated as a breach of covenant for the purposes of Section (v) of Exhibit A or Section 7.1(d) or Section 7.1(e) of this Agreement, as applicable.

Section 5.16 Director Resignations. The Company shall use its commercially reasonable efforts to obtain and provide to Parent, on or prior to the Closing Date, to the extent requested in writing by Parent at least ten (10) Business Days prior to the Closing Date, resignation letters, effective as of and contingent upon the Effective Time, from each of the directors of the Company as requested by Parent, resigning from such position as a director of the Company.

Section 5.17 Merger Sub Formation; Joinder; Stockholder Consent. As promptly as practicable (but no later than the first Business Day that the Secretary of State of the State of Delaware is open to permit such formation and return evidence thereof) following the date of this Agreement, Parent shall (a) form Merger Sub as a Delaware corporation and a directly wholly owned subsidiary of Parent and (b) cause Merger Sub to enter into the Joinder and deliver such Joinder to the Company. From the execution of this Agreement and until such time as Merger Sub is formed and the Joinder is duly executed and delivered to the Company, Parent shall assume all of the rights and be subject to all of the obligations of Merger Sub set forth in this Agreement. Immediately following the execution and delivery of the Joinder, Parent shall cause to be executed and delivered, (i) resolutions of the board of directors of Merger Sub approving this Agreement and the transactions contemplated hereby and declaring it advisable for Merger Sub to enter into this Agreement (by way of the Joinder) and to consummate the transactions contemplated hereby and (ii) in accordance with Section 228 of the DGCL, a written consent of the sole stockholder of Merger Sub adopting this Agreement. The Company hereby consents to the Joinder being executed and, once executed, no further action of the Company is required for Merger Sub to be deemed a party to this Agreement.

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or mutual waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a) No Legal Restraints. No Law by any Governmental Entity of competent jurisdiction (a “Legal Restraint”) that enjoins, prohibits or otherwise prevents the consummation of the Merger shall have been enacted, promulgated, issued or entered and shall continue to be in effect.

(b) Acceptance for Payment of Shares. Merger Sub shall have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Section 6.2 Frustration of Closing Conditions. No party hereto may rely, as a basis for not consummating the Offer or the Merger or terminating this Agreement and abandoning the Offer or the Merger, on the failure of any Offer Condition or any condition set forth in Section 6.1, as the case may be, to be satisfied if such failure was caused by such party’s breach of any covenant or agreement in this Agreement.

ARTICLE 7

TERMINATION

Section 7.1 Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Acceptance Time (except as expressly provided in Section 7.1(i)):

(a) by the mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if the Acceptance Time shall not have occurred on or before July 7, 2025 (provided that if as of such date all of the Offer Conditions shall have been satisfied or waived (other than (i) those conditions that by their nature cannot be satisfied until the expiration of the Offer, but provided that such conditions (other than the Minimum Tender Condition) shall then be capable of being satisfied if the expiration of the Offer were to take place at such time, and (ii) the Regulatory Condition or the Absence of Legal Restraint Condition (only to the extent the applicable Legal Restraint relates to an Antitrust Law or Foreign Investment Law)), then such date shall automatically be extended to October 6, 2025), or such other date as may be agreed in writing between Parent and the Company (such applicable date, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party (A) whose failure to perform any agreements or covenants under this Agreement has been the principal cause of, or resulted in, the failure of the Acceptance Time to occur on or before such date or (B) during the pendency of any litigation brought by the other party to enforce the provisions of this Agreement to cause the other party to effect the Closing;

(c) by either the Company or Parent, if any Governmental Entity shall have issued a Legal Restraint that prohibits the consummation of the Offer or the Merger and such Legal Restraint shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party whose failure to perform any agreements or covenants under Section 5.6 has been the principal cause of, or resulted in, such Legal Restraint;

(d) by the Company, if (x) Parent or Merger Sub shall have breached or there is any inaccuracy in any of their representations or warranties contained in this Agreement, which breach or inaccuracy, would, or would reasonably be expected to, have a Parent Material Adverse Effect or (y) Parent or Merger Sub shall not have complied with or performed in all material respects each covenant and obligation that Parent or Merger Sub is required to comply with or perform at or prior to the expiration of the Offer, and, in each case, which cannot be cured by the End Date or, if curable, is not cured within twenty (20) Business Days following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d) and the basis for such termination; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if the Company is then in breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement such that Parent has the right to terminate this Agreement pursuant to Section 7.1(e);

(e) by Parent, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties contained in this Agreement, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) would give rise to the failure of the conditions set forth in clause (iv) or (v) of Exhibit A and (ii) cannot be cured by the End Date or, if curable, is not cured with twenty (20) Business Days following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination; provided that Parent may not terminate this Agreement pursuant to this Section 7.1(e) if either Parent or Merger Sub is then in breach of any representation, warranty, covenant or agreement of Parent or Merger Sub set forth in this Agreement such that the Company has the right to terminate this Agreement pursuant to Section 7.1(d);

(f) by the Company, to enter into a definitive written agreement for a Superior Proposal, provided that (i) the Company has complied in all material respects with the provisions of Section 5.4 in respect of such Superior Proposal and (ii) the Company has paid, or concurrently with the termination of this Agreement pays, the Company Termination Fee due under Section 7.3;

(g) by Parent, if a Change of Recommendation shall have occurred;

(h) by Parent or the Company if, at the expiration of the Offer (as such expiration date may be extended in accordance with Section 1.1), any of the conditions set forth in Exhibit A shall not have been satisfied or validly waived by Parent and Parent is not required to, and does not otherwise, extend the Offer pursuant to Section 1.1(b); provided that the right to terminate this Agreement pursuant to this Section 7.1(h) shall not be available to any party whose failure to perform any agreements or covenants under this Agreement has been the principal cause of, or resulted in, the failure of such conditions to be satisfied at such expiration of the Offer that is not extended as required or permitted pursuant to Section 1.1(b); or

(i) by the Company, if Merger Sub (i) shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) without the prior written consent of the Company, (ii) shall have terminated the Offer prior to its expiration date (as such expiration date may be extended in accordance with Section 1.1), other than in accordance with this Agreement, (iii) shall have failed to accept all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as such expiration date may be extended in accordance with Section 1.1) within the period specified in Section 1.1 following the expiration of the Offer; or (iv) shall have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1 following the Acceptance Time.

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, the terminating party shall forthwith give written notice thereof to the other party or parties, and this Agreement shall terminate, and the transactions contemplated by this Agreement shall be abandoned, without further action by any of the parties hereto. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void, and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, or their respective former, current or future officers, directors, partners, stockholders, managers or members, except that (i) no such termination shall relieve any party for liability for such party’s Willful Breach of any covenant or agreement in this Agreement prior to its termination or Fraud (which liability the parties acknowledge and agree may include the loss of the premium that holders of Shares and Company Equity Awards would be entitled to receive pursuant to the terms of this Agreement if the Offer and the Merger were consummated in accordance with its terms); and (ii) the Confidentiality Agreement, the Clean Team Agreement, Section 1.1(d), this Section 7.2, Section 7.3 and Article 8 shall survive the termination hereof, in accordance with their respective terms. Prior to the termination of this Agreement, nothing in this Article 7 shall limit or prevent any party from exercising any rights or remedies it may have under Section 8.5 in lieu of terminating this Agreement pursuant to Section 7.1.

Section 7.3 Company Termination Fee.

(a) If (i) the Company shall have terminated this Agreement pursuant to Section 7.1(f), (ii) Parent shall have terminated this Agreement pursuant to Section 7.1(g), or (iii) (A) after the date of this Agreement, an Alternative Proposal (substituting 50% for the 20% and the 80% thresholds set forth in the definition of “Alternative Proposal”) is (x) solely in the case of a termination pursuant to Section 7.1(e), delivered or made known to the Company Board or executive management of the Company prior to, and not withdrawn prior to, the time of the termination of this Agreement or (y) publicly proposed or publicly disclosed prior to, and not withdrawn publicly prior to, the time of the termination of this Agreement, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b) or Section 7.1(h), but only, in the case of a termination pursuant to Section 7.1(h), if all of the Offer Conditions are satisfied or have been waived (other than the Minimum Tender Condition and such other conditions which by their nature are to be satisfied at the expiration of the Offer (which such other conditions would be capable of being satisfied or capable of being waived by Parent were the expiration of the Offer to occur at such time)), or by Parent pursuant to Section 7.1(e) as a result of a Willful Breach by the Company of any agreement or covenant of the Company in this Agreement and (C) concurrently with or within twelve (12) months after such termination, the Company consummates any Alternative Proposal (substituting 50% for the 20% and the 80% thresholds set forth in the definition of “Alternative Proposal”) or enters into a definitive agreement with respect to any Alternative Proposal (substituting 50% for the 20% and the 80% thresholds set forth in the definition of “Alternative Proposal”) that is subsequently consummated (whether during or after the expiration of such twelve (12)-month period), then the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $163,000,000.00 (one hundred sixty three million dollars) in cash (the “Company Termination Fee”), such payment to be made concurrently with such termination in the case of clause (i) above, within two (2) Business Days after such termination in the case of clause (ii) above, or on the date of the consummation of the applicable Alternative Proposal in the case of clause (iii) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without this Section 7.3, Parent would not have entered into this Agreement. Accordingly, if the Company fails to pay the Company Termination Fee when due and payable, the Company shall pay to Parent all reasonable and documented out-of-pocket fees, costs and expenses of enforcement (including reasonable and documented out-of-pocket attorneys’ fees as well as reasonable and documented out-of-pocket expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Company Termination Fee, from the date the Company Termination Fee becomes due and payable, at the prime lending rate published in the Wall Street Journal in effect on the date the Company Termination Fee becomes due and payable (collectively, “Collection Costs”).

(c) In the event that this Agreement is validly terminated under circumstances where the Company Termination Fee is due and payable and Parent or its designee shall have received full payment of the Company Termination Fee, (x) none of the Company Related Parties shall have any further liability with respect to this Agreement or the transactions contemplated by this Agreement to Parent, Merger Sub or their respective Affiliates or Representatives, and (y) the payment of the Company Termination Fee pursuant to Section 7.3(a) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or Representatives or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates

(collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated by this Agreement or any matters forming the basis for such termination. Parent’s right to receive the Company Termination Fee pursuant to Section 7.3(a) and, if applicable, the Collection Costs pursuant to Section 7.3(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, employees, partners, stockholders, optionholders, managers, members, other Representatives or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Company Termination Fee and, if applicable, the Collection Costs pursuant to Section 7.3(b), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 7.3 shall limit the rights of Parent or Merger Sub in the case of a Willful Breach of this Agreement or Fraud.

ARTICLE 8

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations and warranties and, subject to the following sentence, covenants and agreements, in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.2 Expenses. Except as set forth in Section 7.3 and Section 8.13, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Offer or the Merger, this Agreement and the other transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that all filing fees paid by any party required under the HSR Act or other required filing under any Antitrust Laws or Foreign Investment Laws shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other parties.

Section 8.4 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and any action, suit or other Legal Proceeding arising out of or relating to this Agreement (including the enforcement of any provision of this Agreement), any of the transactions contemplated by this Agreement or the legal relationship of the parties (whether at law or in equity, whether in contract or in tort or otherwise), shall be governed by, and construed and interpreted in accordance with, the Laws of the State of Delaware, regardless of the choice of laws principles of the State of Delaware, as to all matters, including matters of validity, construction, effect, enforceability, performance and remedies. In any action between any of the parties arising out of or relating to this Agreement, any of the transactions contemplated by this Agreement or the legal relationship of the parties (whether at law or in equity, whether in contract or in tort or otherwise), each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware) and appellate courts therefrom; (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (iii) agrees that it will not bring any such action in any court other than the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case the United States District Court for the District of Delaware) and appellate courts therefrom. Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 8.6 shall be effective service of process for any such action.

(b) EACH PARTY ACKNOWLEDGES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, WHETHER IN CONTRACT OR IN TORT OR UNDER ANY OTHER BODY OF LAW, TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY ACKNOWLEDGES, AGREES AND CERTIFIES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD, IN THE EVENT OF LITIGATION, SEEK TO PREVENT OR DELAY ENFORCEMENT OF SUCH WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER; (iii) IT MAKES SUCH WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.4.

Section 8.5 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. In circumstances where Parent and Merger Sub are obligated to consummate the Offer and the Merger and the Offer and/or the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. It is agreed that, as to any claims or Actions in which a party seeks specific performance or other equitable relief pursuant to this Section 8.5, the parties shall use their reasonable best efforts to seek and obtain an expedited schedule for such proceedings and shall not oppose any party’s request for expedited proceedings.

Section 8.6 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:

Stryker Corporation

1941 Stryker Way

Portage, Michigan 49002

Email: [***]

Attention: General Counsel

with a copy to (which shall not constitute notice):

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

Attention:  Seth H. Katz

 Scott R. Williams

 Sally Wagner Partin

Email:    [***]

 [***]

 [***]

To the Company:

Inari Medical, Inc.

6001 Oak Canyon, Suite 100

Irvine California, 92618

Attention: Shannon Treviño

Email: [***]

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:  Raaj S. Narayan

 Steven R. Green

Email:    [***]

 [***]

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email, provided that no error or other message indicating non-delivery is received, (b) upon proof of service when sent by reliable overnight delivery service, (c) upon personal delivery in the case of hand delivery or (d) upon receipt of the return receipt when sent by certified or registered mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.7 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties and any prohibited assignment is void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of solely the parties and their respective successors and assigns. The formation of Merger Sub and the execution of the Joinder by Merger Sub shall not be deemed an assignment for purposes of this Section 8.7 and is otherwise permitted pursuant to this Section 8.7.

Section 8.8 Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, the other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is illegal, invalid or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Joinder, the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Notwithstanding any provision of this Agreement to the contrary, the Company Disclosure Letter and the Parent Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein. Except (a) for the provisions of Section 1.1 (which, from and after the Acceptance Time, shall be for the benefit of holders of Shares validly tendered in the Offer), Article 2 (which, from and after the Acceptance Time, shall be for the benefit of holders of Shares validly tendered in the Offer, and from and after the Effective Time, shall also be for the benefit of holders of Shares (not validly tendered in the Offer) and Company Equity Awards as of the Effective Time) and Section 5.9 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), (b) that the Company shall have the right, on behalf of the holders of Shares and Company Equity Awards (who are third party beneficiaries hereunder solely to the extent necessary for this clause (b) to be enforceable) to pursue and recover damages against Parent and Merger Sub for the loss of the Offer Price, the Merger Consideration and any other applicable amount pursuant to this Agreement (including the loss of the premium that such holders would be entitled to receive pursuant to the terms of this Agreement if the Offer and the Merger were consummated in accordance with its terms), and other relief, including equitable relief; provided that the rights granted pursuant to clause (b) shall be enforceable on behalf of the holders of Shares and Company Equity Awards only by the Company, in its sole and absolute discretion, on behalf of such holders, and any amounts received by the Company in connection therewith may be retained by the Company, and (c) for the limitations on liability of the Company Related Parties set forth in Section 7.3, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing in this Agreement is intended to and this Agreement shall not confer upon any Person other than the parties hereto any rights or remedies hereunder. The Company shall, in its sole discretion and as a representative of holders of Shares and Company Equity Awards, have the sole and exclusive authority to take action on behalf of holders of Shares and Company Equity Awards to enforce their rights under this Agreement.

Section 8.10 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that (a) after the Acceptance Time, (i) there shall be made no amendment to this Agreement that decreases the Merger Consideration or termination of this Agreement (other than pursuant to Section 7.1(i), if applicable) and (ii) any amendments to this Agreement shall require, in addition to the consent of Parent and Merger Sub, the consent of the Company Board and, at the time of such consent, either (A) a majority of the directors on the Company Board shall have been directors on the Company Board on the date hereof or shall have been nominated or designated to be directors by a majority of the directors on the Company Board on the date hereof (such directors, “Continuing Directors”) or (B) if the Continuing Directors constitute a minority of the Company Board, each Continuing Director shall approve such amendment and (b) no amendment shall be made to this Agreement after the Effective Time. The foregoing notwithstanding, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Additionally, at any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other party or parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other party or parties, or (iii) waive compliance with any of the agreements or conditions contained in this Agreement that are for their benefit (subject to Section 1.1).

Section 8.11 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.12 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. All exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references in this Agreement to “$” or “dollars” shall be to U.S. dollars. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to January 6, 2025. The words “day” or “days” when used in this Agreement shall refer to calendar days unless specified as Business Days. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The term “third party” shall mean any person, including any “group” as defined in Section 13(d) of the Exchange Act, other than the Company, Parent or any of their respective Affiliates or any “group” that includes the Company, Parent or any of their respective Affiliates. All references to information or documents having been “made available” (or words of similar import) shall be deemed satisfied, among other means (such as by electronic data room, management presentation or otherwise), by such information or documents being publicly available on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Each of the parties has participated in the drafting and negotiation of this Agreement. References to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder and references to specific Laws, Contracts or specific provisions thereof are to such Laws, Contracts or provisions as amended, restated, supplemented, re-enacted, consolidated, replaced or modified from time to time, in each case as of the applicable date or period of time. All accounting terms used in this Agreement and not expressly defined shall have the meanings given to them under GAAP. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.13 Transfer Taxes. Except as otherwise provided in Section 2.2(b)(iv), all transfer, documentary, sales, use, stamp, registration and other similar Taxes imposed with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by Parent and expressly shall not be a liability of holders of Shares.

Section 8.14 Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used in this Agreement:

“Acquired Companies” means, collectively, the Company and the Company’s Subsidiaries.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, and any other federal, state, foreign, and transnational statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in Irvine, California or New York, New York are authorized by Law or executive order to be closed.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2024 included in the Company’s Quarterly Report on Form 10-Q for the nine-month period ended September 30, 2024, as filed with the SEC on October 28, 2024.

“Company Benefit Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other management, employment, consulting, salary, bonus, commission, other remuneration, stock option, restricted stock, restricted stock unit, stock appreciation rights, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension, retirement, disability, insurance, vacation, deferred compensation, severance, termination, redundancy, retention, transaction bonus, change of control, death and disability benefits, hospitalization, medical, flexible benefits, supplemental unemployment benefits, relocation, repatriation or expatriation and similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) maintained, sponsored or contributed to or required to be contributed to by any of the Acquired Companies for the benefit of or relating to any current or former employee of any Acquired Company.

“Company Contract” means any Contract other than a Company Benefit Plan to which any of the Acquired Companies is a party.

“Company Credit Agreement” means that certain Loan, Guaranty and Security Agreement, dated as of September 4, 2020, by and among the Company, each of the lenders party thereto, Bank of America, N.A., as agent for the lenders, and the other parties thereto, as amended, restated, supplemented, or otherwise modified prior to the Closing Date, including through the Seventh Amendment and Joinder to Loan, Guaranty and Security Agreement, dated as of January 24, 2024, and without limiting any restrictions to modifications thereof set forth in this Agreement.

“Company Equity Award” means a Company RSU Award or Company Option.

“Company Equity Plans” means the Company’s 2020 Incentive Award Plan and 2011 Equity Incentive Plan.

“Company IP” means all Intellectual Property Rights owned by the Acquired Companies.

“Company Material Adverse Effect” means an event, change, condition occurrence, development, circumstance or effect that has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, any event, change, condition, occurrence, development, circumstance or effect to the extent arising or resulting from any of the following shall not be deemed in and of itself, either alone or in combination, to constitute, and shall not be taken into account in determining whether such event, change, condition, occurrence, development, circumstance or effect has, or would reasonably be expected to have, a Company Material Adverse Effect: (a) any change in the market price or trading volume of the Common Stock (provided, however, that the underlying cause of such change in price or trading volume, to the extent not otherwise expressly excluded by this definition, may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect); (b) the negotiation, execution, announcement, consummation, existence or pendency of this Agreement or the terms hereof (including the identity of Parent or Merger Sub) or the announcement, pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company with employees, financing sources, customers, suppliers, partners, Governmental Entities or other business relationships; provided, however, that this clause (b) shall not apply to the representations and warranties in Section 3.4, Section 3.5, Section 3.18(g)(i) or Section 3.18(g)(ii) (or the related condition to consummation of the Offer in clause (iv) of Exhibit A); (c) the general conditions in the industries in which the Company and its Subsidiaries operate or in the economy generally or other general business, financial or market conditions, including domestic, foreign or global political, economic, regulatory, financial or capital markets conditions (including interest rates, inflation rate, exchange rates, tariffs, trade wars and credit markets); (d) any act of civil unrest, civil disobedience, protests, public demonstrations, insurrection, terrorism, war, cybercrime, cyberterrorism, military activity, sabotage, data breach, national or international calamity or any other similar event, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, or any worsening of any such conditions threatened or existing on the date of this Agreement; (e) any natural or manmade disasters, epidemics, pandemics or disease outbreaks or any acts of God; (f) the failure of the Company to meet internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets (provided, however, that the underlying causes thereof, to the extent not otherwise expressly excluded by this definition, may be taken into account in determining whether there is, or would reasonably be expected to be, a Company Material Adverse Effect; provided, further, that this clause (f) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any internal or analysts’ expectations or projections, forecasts, guidance, estimates or budgets); (g) any Legal Proceeding bought by a stockholder of the Company (in its capacity as such) or by Parent or Merger Sub, in each case, in connection with this Agreement or the transactions contemplated by this Agreement; (h) any action taken by the Company at the express written direction of Parent or any action required or expressly permitted to be taken by Parent, Merger Sub or the Company pursuant to the terms of this Agreement, or the failure of the Company to take any action that the Company is prohibited by the terms of this Agreement from taking or which the Company did not take on account of withheld consent from Parent (if the Company has timely requested a consent or waiver from Parent); (i) any breach by Parent or Merger Sub of this Agreement; (j) any change in, or any compliance with or action required to be taken to comply with, any applicable Law or GAAP or any other applicable accounting principles or standards (or interpretations of any applicable Law or GAAP or any other applicable accounting principles or standards); and (k) any matter set forth in Section 8.14(a) of the Company Disclosure Letter; provided that in the case of the foregoing clauses (c), (d), (e) or (j), to the extent such event, change, condition, occurrence or development, circumstance or effect referred to therein is not otherwise expressly excluded from the definition hereof, and then to the extent that the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, are disproportionately adversely impacted relative to other persons engaged in the same industry, then the incremental disproportionate adverse effect of such event, change, condition, occurrence, development, circumstance or effect shall be taken into account for the purpose of determining whether such event, change, condition, occurrence, development, circumstance or effect has, or would be reasonably expected to have, a Company Material Adverse Effect.

“Company Option” means each compensatory option to purchase Shares.

“Company Preferred Stock” means preferred stock, par value $0.001, of the Company.

“Company Privacy Policies” means any (a) published data protection, data usage, privacy and security policies of any Acquired Company, (b) public written statements, representations, obligations, promises, commitments relating to privacy, security, or the Processing of Personal Data, and (c) binding policies and obligations applicable to any Acquired Company as a result of any certification obtained by such Acquired Company relating to privacy, security, or the Processing of Personal Data.

“Company Product” means the products and services sold or distributed by an Acquired Company.

“Company RSU Award” means each award of restricted stock units representing the right to vest in and be issued Shares by the Company.

“Consent” means any approval, consent, ratification, permission, license, permit, order, waiver or authorization of or from, or registration, declaration or filing with, or notice to any Governmental Entity (including any Governmental Authorization).

“Contract” means any legally binding contract, subcontract, note, bond, mortgage, indenture, deed of trust, lease, sublease, instrument, license, option, warranty, purchase order, sales order, commitment, agreement or other legally binding obligation or arrangement.

“Data Processor” means a natural or legal Person, public authority, agency or other body to the extent that it Processes Personal Data on behalf of or at the direction of any Acquired Company.

“Data Protection Requirements” means any and all Laws, industry requirements and obligations under Contracts, in each case, relating to the protection or Processing of Personal Data and legally binding on and applicable to the Acquired Companies, including, to the extent applicable to the operations of the Acquired Companies: (a) HIPAA and U.S. state and federal Laws that prohibit unfair or deceptive acts and practices, such as the Federal Trade Commission Act, 15 U.S.C. § 45, et seq., and other Laws relating to data protection, information security, cybercrime, Security Incident notification, social security number protection, outbound communications or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions; (b) each binding obligation under a Company Contract relating to the Processing of Personal Data; and (c) each applicable binding rule, code of conduct, or other requirement of self-regulatory bodies and applicable industry standards, including, to the extent applicable, the Payment Card Industry Data Security Standard (“PCI-DSS”).

“Device Regulatory Laws” means Laws administered by the FDA or any other Governmental Entity relating to the regulation of the procurement, raw material sourcing, design, research, development, testing, studying, manufacturing, quality, licensing, production, processing, handling, packaging, labeling, storage, advertising, use, promotion, marketing, complaint handling, adverse event reporting, medical device report submission, importation, exportation, sale and distribution of medical devices or components thereof, and any analogous applicable Laws of any applicable state or jurisdiction.

“Enforceability Exceptions” means: (a) legal limitations on enforceability arising from applicable bankruptcy and other similar Laws affecting the rights of creditors generally; and (b) legal limitations on enforceability arising from rules of Law governing specific performance, injunctive relief and other equitable remedies.

“Environmental Authorization” means any Governmental Authorization required under Environmental Laws to own or operate the business and real property of the Acquired Companies as currently owned, leased and operated.

“Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or human health and safety or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person under common control with any of the Acquired Companies within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto having the administrative authority to regulate the marketing of human pharmaceutical products or biological therapeutic products, delivery systems and devices in the United States of America.

“Federal Healthcare Program” has the meaning set forth in 42 U.S.C. § 1320a-7b(f) and any implementing regulations thereto, including Medicare, Medicaid, TRICARE, and the Veterans Health Administration programs.

“Foreign Export and Import Law” means any Law of a Governmental Entity (other than a U.S. Governmental Entity) regulating exports, imports or re-exports to, from or within such foreign country, including the export, import, transfer or re-export of any goods, software, services or technical data.

“Foreign Investment Law” means any federal, state, foreign, and transnational statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.

“Fraud” means actual and intentional common law fraud under Delaware law of the Company, Parent or Merger Sub, as applicable, in the making of the representations and warranties set forth in Article 3 (in the case of the Company) or Article 4 and the Joinder (in the case of Parent or Merger Sub), provided that Fraud shall exclude constructive fraud, equitable fraud or negligent misrepresentation or negligent omission.

“GAAP” means United States generally accepted accounting principles.

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 50, 54, 56 and 812, and equivalent foreign Laws to which any Acquired Company is subject.

“Governmental Authorization” means any permit, license, certificate, certification, franchise, approval, concession, permission, variance, clearance, registration, qualification, identification number, approval, or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any applicable Law.

“Governmental Entity” shall mean any federal, state, local, foreign or transnational governmental, regulatory or administrative agency, commission, court, body, entity, authority or official, including any sub-division thereof, or any non-governmental self-regulatory agency, commission, authority, arbitration forum or arbitrator, in each case with competent jurisdiction.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous or as a pollutant or contaminant under any Environmental Law, including any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, polychlorinated biphenyls or per- and polyfluoroalkyl substances.

“Healthcare Laws” means any applicable Laws relating to healthcare regulatory matters governing the Acquired Companies’ products or services, including: (i) applicable fraud and abuse Laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the federal criminal False Claims Statutes (18 U.S.C. §§ 286, 287 and 1001), the False Statements Relating to Health Care Matters Law (18 U.S.C. § 1035), the HIPAA All-Payor Fraud Statute (18 U.S.C. § 1347), the federal criminal False Statements Law (42 U.S.C. § 1320a-7b(a)), the federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the federal exclusion Laws (42 U.S.C. § 1320a-7), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the federal Physician Self-Referral Prohibition, commonly referred to as the “Stark Law” (42 U.S.C. § 1395nn), and any regulations or guidance promulgated pursuant to each of the foregoing, and similar foreign, state, or local statutes or regulations; (ii) all applicable Laws relating to the Federal Healthcare Programs and the regulations promulgated thereunder; (iii) HIPAA and the implementing regulations and any similar state or local health care privacy, security or confidentiality Laws; (iv) the federal Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and the regulations promulgated thereunder; (v) any applicable foreign, state, or local Laws regulating the interactions with healthcare professionals and reporting thereof; and (vi) Device Regulatory Laws.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, any regulations promulgated thereunder, including the Omnibus Rule effective March 26, 2013 (78 Fed. Reg. 5566), and other implementing rules and regulations at 45 CFR Parts 160 and 164 and related binding guidance from the United States Department of Health and Human Services.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property Rights” means any and all common law or statutory intellectual property rights or similar proprietary rights arising anywhere in the world, including in or with respect to, or arising under any of the following: (a) patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, (b) trademarks, service marks, trade dress, trade names, logos and other designations of origin, (c) rights in domain names and uniform resource locators, social media identifiers and accounts, and other names and locators associated with Internet addresses and sites, (d) copyrights and any other equivalent rights in works of authorship (including rights in software as a work of authorship) or mask work rights, or (e) trade secrets, industrial secret rights and rights in know-how, in each case that derive independent economic value from not being generally known.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all information technology and computer systems and similar equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, owned or leased by, licensed to or used in or necessary for the conduct of the business of the Acquired Companies.

“Joinder” means a joinder to this Agreement, substantially in the form of Exhibit C attached hereto.

“Knowledge” means (a) with respect to Parent, the actual knowledge of any of the individuals listed in Section 8.14(a) of the Parent Disclosure Letter and (b) with respect to the Company, the actual knowledge of any of the individuals listed in Section 8.14(a) of the Company Disclosure Letter.

“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, decree, writ, injunction, code or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” means all real property leased, subleased or licensed to the Acquired Companies pursuant to the Leases, including all buildings, structures, fixtures and other improvements thereon.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), civil investigative demand, criminal information, subpoena, search warrant, hearing, claim, complaint (including a qui tam complaint), inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Lien” means a lien, mortgage, deed of trust, trust deed, pledge, security interest, charge, title or survey defect, easement or right of way, claim, option, encumbrance, right of first refusal, preemptive right, right to purchase or other lien or encumbrance of any kind or nature whatsoever, but excluding, for the avoidance of doubt, any license, covenant not to sue or similar right with respect to Intellectual Property Rights.

“Made Available to Parent” means that such information, document or material was: (a) filed with the SEC and publicly available on EDGAR in unredacted form at least one (1) Business Day before the date of this Agreement; (b) made available for review by Parent or Representatives of Parent as of 8:00 a.m. Eastern Time on the date of this Agreement, in the “Project Alpine” virtual data room maintained by the Company with Donnelley Financial Solutions Venue in connection with the transactions contemplated by this Agreement (including any clean room folder); or (c) physically made available for review by Parent or Representatives of Parent by the Company or its Representatives.

“Merger Sub” means, from and following the execution and delivery of the Joinder, the entity party to such Joinder which shall be a Delaware corporation and a directly wholly owned subsidiary of Parent.

“NASDAQ Stock Market” means the NASDAQ Stock Market LLC.

“Notified Body” means an entity licensed, authorized or approved by the applicable government agency, department or other authority to assess and certify the conformity of a medical device with the requirements of (i) Regulation (EU) 2017/745 of the European Parliament and of the Council of 5 April 2017 on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009 and repealing Council Directives 90/385/EEC and 93/42/EEC concerning medical devices, and (ii) applicable harmonized standards.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Order” means any order, writ, injunction, award, judgment, ruling or decree of any Governmental Entity.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the appropriate financial statements in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity (excluding Liens imposed by applicable Environmental Laws related to the investigation or remediation of contaminated real property) to the extent not violated by the Acquired Companies’ current use of such real property (or in the case of Liens with respect to Parent or any of its Subsidiaries, to the extent not violated by Parent’s or any of its Subsidiaries’ current use of such real property), (d) that secures indebtedness (i) in existence on the date of this Agreement, including in respect of the Company Credit Agreement, or (ii) not prohibited by Section 5.1(b)(ix), in each case of this clause (d), to the extent such Lien will be discharged at or prior to the Closing (in the case of the Company Credit Agreement, to the extent required by Section 2.4) or (e) Liens described in Section 8.14(b) of the Company Disclosure Letter.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Personal Data” means any information about or associated with an identified or identifiable natural person that alone or in combination with other information identifies, or could be used to identify, a natural person or household, or that otherwise constitutes “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable data privacy Laws; provided that “Personal Data” does not include information that is lawfully available to the public, whether through federal, state or local Governmental Entity records or otherwise.

“Processing,” “Process,” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, sale, transfer, modification, or any other processing (as defined by applicable data privacy Laws) of Personal Data.

“Registrations” means any authorizations, approvals, clearances, consents, licenses, permits, certificates, exemptions, or registrations issued or otherwise granted by any Regulatory Authority (including 510(k) pre-market notification clearances, de novo classifications, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications, or their foreign equivalent), in each case, that are required for the research, development, production, manufacture, labeling, distribution, marketing, storage, shipping, transportation, export, import, use, or sale of Company Products.

“Regulatory Authority” means the FDA and any other Governmental Entity of competent jurisdiction that regulates the research, development, production, manufacture, labeling, distribution, marketing, storage, shipping, transportation, export, import, use, or sale of Company Products, including any Notified Body.

“Release” means any presence emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, threatened release or release of Hazardous Substances from any source into, through or upon the indoor or outdoor environment.

“Sanctioned Country” means a country or territory that is, at the applicable time of determination, itself the subject or target of comprehensive Sanctions.

“Sanctioned Person” means any Person that is, at the applicable time of determination, the target of Sanctions, including, at the applicable time of determination, (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom, the European Union or its Member States, (ii) any Person ordinarily located, organized or ordinarily resident in a Sanctioned Country, or (iii) any Person 50% or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. Government through OFAC, the Bureau of Industry and Security of the U.S. Department of Commerce, and the U.S. Department of State, the United Nations Security Council, the European Union and its Member States, His Majesty’s Treasury, or any other similar Governmental Entity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” means:

(a) the Fair Value (as defined below) of the assets of Parent and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities, including contingent liabilities, of Parent and its Subsidiaries, taken as a whole;

(b) Parent and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c) Parent and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

For the purposes of this definition of “Solvent”, “Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

“Subsidiary” of a Person means any other Person with respect to which the first Person (a) has the right to elect a majority of the board of directors or other Persons performing similar functions or (b) beneficially owns more than 50% of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Tax Return” means any return, report or similar filing required to be filed with any Governmental Entity with respect to Taxes, including any information return, claim for refund, amended return, attached schedules or declaration of estimated Taxes.

“Taxes” means any and all U.S. federal, state, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed by a Governmental Entity with respect thereto) imposed by any Governmental Entity, including any income, capital gains, franchise, windfall, profits, license, capital, transfer, estimated, alternative, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, severance, social security, disability, workers’ compensation, net worth, excise, withholding, environmental, registration, stamp, goods and services, ad valorem and value added taxes.

“Treasury Regulations” means the regulations promulgated under the Code.

“U.S. Export and Import Law” means any applicable U.S. Law regulating exports, re-export, deemed (re-)exports, transfers or imports of goods, services, software or technical data, including the United States Export Control Reform Act of 2018, the Export Administration Regulations, the Tariff Act of 1930, the Trade Act of 1974 and anti-boycott Laws and regulations implemented by the U.S. Department of Commerce and the U.S. Department of the Treasury.

“U.S. Government” means the federal government of the United States of America and any agencies, instrumentalities and departments thereof.

“Willful Breach” means a material breach of a covenant or obligation set forth in this Agreement that is the consequence of an intentional act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would cause or constitute such material breach of a covenant or obligation set forth in this Agreement.

Section 8.15 Terms Defined Elsewhere. For purposes of this Agreement, each of the following terms (as capitalized below) when used in this Agreement will have the meaning ascribed to such term in the Section set forth opposite such term:

Absence of Legal Restraint Condition	Exhibit A
Acceptance Time	Section 1.1(c)
Agreement	Preamble
Alternative Proposal	Section 5.4(f)
Appraisal Rights	Section 2.1(b)
Benefits Continuation Period	Section 5.5(a)
Book-Entry Shares	Section 2.2(a)
Cancelled Shares	Section 2.1(a)(ii)
Capex Budget	Section 5.1(b)(xvi)
Certificate of Merger	Section 1.5
Certificates	Section 2.2(a)
Change of Recommendation	Section 5.4(c)
Clean Team Agreement	Section 5.3(b)
Closing	Section 1.4
Closing Date	Section 1.4
Code	Section 2.2(b)(iv)
Collection Costs	Section 7.3(b)
Common Stock	Recitals
Company	Preamble
Company Approvals	Section 3.4
Company Board	Recitals
Company Disclosure Letter	Article 3
Company Employees	Section 5.5(a)
Company ESPP	Section 3.2(b)(i)
Company Recommendation	Section 3.3
Company Registered IP	Section 3.11(a)
Company Related Parties	Section 7.3(c)
Company SEC Reports	Section 3.6(a)
Company Termination Fee	Section 7.3(a)
Confidentiality Agreement	Section 5.3(b)
Continuing Directors	Section 8.10
Depository Agent	Section 2.2(a)
DGCL	Recitals
Dissenting Shares	Section 2.1(b)
DTC	Section 2.2(b)(ii)
EDGAR	Article 3
Effective Time	Section 1.5
End Date	Section 7.1(b)
ESPP Offering Period	Section 2.3(c)
Existing Loan Documents	Section 2.4
Fair Value	Section 8.14
FCPA	Section 3.14(d)
FDA Application Integrity Policy	Section 3.16(g)
Filed SEC Reports	Article 3
Indemnified Party	Section 5.9(a)
Intervening Event	Section 5.4(h)
Intervening Event Notice	Section 5.4(d)

Intervening Event Notice Period	Section 5.4(d)
Leases	Section 3.10(a)
Legal Restraint	Section 6.1(a)
Material Contract	Section 3.12(a)
Maximum Amount	Section 5.9(c)
Measurement Time	Section 3.2(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)(i)
Minimum Tender Condition	Exhibit A
New Plans	Section 5.5(b)
Offer	Recitals
Offer Conditions	Section 1.1(b)
Offer Documents	Section 1.1(e)
Old Plans	Section 5.5(b)
Parent	Preamble
Parent Approvals	Section 4.2(b)
Parent Disclosure Letter	Article 4
Parent Material Adverse Effect	Section 4.1
Parent Related Parties	Section 7.3(c)
Paying Agent	Section 2.2(a)
Payment Fund	Section 2.2(a)
Payoff Amount	Section 2.4
Payoff Letter	Section 2.4
PMA	Section 3.16(e)
Regulatory Condition	Exhibit A
Remedy Action	Section 5.6(a)
Representatives	Section 5.3(a)
Schedule 14D-9	Section 1.2(b)
Security Incident	Section 3.11(i)
Share	Recitals
Superior Proposal	Section 5.4(g)
Superior Proposal Notice	Section 5.4(c)
Superior Proposal Notice Period	Section 5.4(c)
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.21
Termination Condition	Exhibit A
Termination Date	Section 5.1(a)
Trade Authorizations	Section 3.14(f)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

STRYKER CORPORATION

By:	/s/ J. Andrew Pierce
	Name:	J. Andrew Pierce
	Title:	Group President, MedSurg and Neurotechnology

INARI MEDICAL, INC.

By:	/s/ Andrew Hykes
	Name:	Andrew Hykes
	Title:	Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Offer Conditions

Notwithstanding any other term of the Offer or the Agreement and Plan of Merger to which this Exhibit A is attached, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if the following conditions shall not have been satisfied as of immediately prior to the expiration of the Offer:

(i) there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares that, when added to Shares then owned by Parent or Merger Sub, would represent at least a majority of Shares issued and outstanding as of immediately following the expiration of the Offer (such condition in this clause (i), the “Minimum Tender Condition”), provided, however, that for purposes of determining whether the Minimum Tender Condition has been satisfied, the parties shall exclude Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL);

(ii) the waiting period pursuant to the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have expired or been terminated (such condition in this clause (ii), the “Regulatory Condition”);

(iii) there shall not be any Legal Restraint in effect enjoining, prohibiting or otherwise preventing the consummation of the Offer or the Merger (such condition in this clause (iii), the “Absence of Legal Restraint Condition”);

(iv) (A) the representations and warranties of the Company set forth in Section 3.7(c) (Absence of Changes) shall be true and correct in all respects, both when made and at and as of the expiration of the Offer, as if made at and as of the expiration of the Offer; (B) the representations and warranties of the Company set forth in Section 3.1(a) (Qualification, Organization, Subsidiaries), Section 3.3 (Corporate Authority; Binding Nature of this Agreement), Section 3.5(a)(i) (Non-Contravention), Section 3.21 (Takeover Statutes; No Rights Agreement), Section 3.22 (Fairness Opinion) and Section 3.23 (Financial Advisors’ Fees) if qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects and if not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects, both when made and at and as of the expiration of the Offer, as if made at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date); (C) the representations and warranties of the Company set forth in Section 3.2(a), (b) and (c) (Capitalization) (in each case, other than with respect to the equity, securities or capitalization of the Company’s Subsidiaries) shall be true and correct in all respects,

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other than for de minimis inaccuracies, both when made and at and as of the expiration of the Offer, as if made at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date); and (D) the other representations and warranties of the Company set forth in Article 3 (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct both when made and at and as of the expiration of the Offer, as if made at and as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (D) where the failure of such representations and warranties to be so true and correct would not have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(v) the Company shall have performed or complied in all material respects with each of the obligations and covenants required by this Agreement to be performed or complied with by it prior to the expiration of the Offer;

(vi) Parent shall have received from the Company a certificate, dated as of the date covering the time that is immediately prior to the expiration of the Offer and signed by an executive officer of the Company, certifying to the effect that the Offer Conditions set forth in clauses (iv) and (v) immediately above have been satisfied as of immediately prior to the expiration of the Offer; and

(vii) this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights and obligations of Merger Sub and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Agreement. The foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition, the Regulatory Condition, the Absence of Legal Restraint Condition and the Termination Condition). The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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Exhibit 99.1

January 6, 2025

Press release

Stryker announces definitive agreement to acquire Inari Medical, Inc., providing entry into high-growth peripheral vascular segment

PORTAGE, Mich. and IRVINE, Calif., USA – January 6, 2025 – Stryker (NYSE: SYK), a global leader in medical technologies, announced today a definitive agreement to acquire all of the issued and outstanding shares of common stock of Inari Medical, Inc. (NASDAQ: NARI) for $80 per share in cash, representing a total fully diluted equity value of approximately $4.9 billion. Inari, which was founded in 2011, will bring a leading peripheral vascular position in the fast-growing segment of venous thromboembolism (VTE) to Stryker. Inari’s innovative product portfolio is highly complementary to Stryker’s Neurovascular business and includes mechanical thrombectomy solutions for peripheral vascular diseases such as deep vein thrombosis and pulmonary embolism.

Each year, VTE impacts up to 900,000 lives in the United States, with even more affected worldwide.1 People are at particularly high risk for this condition during or just after a hospitalization (with or without surgery), during cancer treatment and during or just after pregnancy.1 Inari provides solutions for VTE clot removal without the use of thrombolytic drugs.

“The acquisition of Inari expands Stryker’s portfolio to provide life-saving solutions to patients who suffer from peripheral vascular diseases,” said Kevin Lobo, Chair and Chief Executive Officer, Stryker. “These innovations elevate the standard of care for venous thromboembolism patients and will accelerate Stryker’s impact in endovascular procedures.”

“Inari has positively impacted the lives of hundreds of thousands of patients through the development of purpose-built tools that address unmet patient needs,” said Drew Hykes, Chief Executive Officer, Inari. “With Stryker’s capabilities and global infrastructure, we will be even better positioned to accelerate the development of innovative new solutions and expand our footprint.”

Under the terms of the definitive agreement, Stryker will commence a tender offer for all outstanding shares of common stock of Inari for $80 per share in cash. The boards of directors of both Stryker and Inari have unanimously approved the transaction. Consummation of the tender offer is subject to a minimum tender of at least a majority of then-outstanding Inari common shares, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. Following successful completion of the tender offer, Stryker will acquire all remaining shares not tendered in the offer through a second step merger at the same price as in the tender offer. The transaction is anticipated to close by the end of the first quarter of 2025, subject to customary closing conditions. Expected impacts to 2025 financial results will be discussed on Stryker’s upcoming fourth quarter 2024 earnings call scheduled for January 28, 2025.

Additional information about this transaction is available on the Investor Relations section of Stryker.com https://investors.stryker.com/.

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About Stryker

Stryker is a global leader in medical technologies and, together with its customers, is driven to make healthcare better. The company offers innovative products and services in MedSurg, Neurotechnology, Orthopaedics and Spine that help improve patient and healthcare outcomes. Alongside its customers around the world, Stryker impacts more than 150 million patients annually. More information is available at www.stryker.com.

About Inari Medical, Inc.

Patients first. No small plans. Take care of each other. These are the guiding principles that form the ethos of Inari Medical. We are committed to improving lives in extraordinary ways by creating innovative solutions for both unmet and underserved health needs. In addition to our purpose-built solutions, we leverage our capabilities in education, clinical research, and program development to improve patient outcomes. We are passionate about our mission to establish our treatments as the standard of care for venous thromboembolism and four other targeted disease states. We are just getting started. Learn more at www.inarimedical.com and connect with us on LinkedIn, X (Twitter), and Instagram.

Forward-Looking Statements

This press release contains information that includes or is based on forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements, including statements regarding the anticipated benefits to Stryker of the acquisition of Inari and the anticipated timeline to closing the transaction. Such risks and uncertainties include, but are not limited to: uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Inari’s stockholders will tender their shares in the offer; the failure to satisfy any of the closing conditions to the acquisition of Inari, including the expiration or termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period (and the risk that such governmental approval may result in the imposition of conditions that could adversely affect the expected benefits of the transaction); delays in consummating the acquisition of Inari or the risk that the transaction may not close at all; unexpected liabilities, costs, charges or expenses in connection with the acquisition of Inari; the effects of the proposed Inari transaction (or the announcement thereof) on the parties’ relationships with employees, customers, other business partners or governmental entities; weakening of economic conditions, or the anticipation thereof, that could adversely affect the level of demand for our products; geopolitical risks, including from international conflicts and elections in the United States and other countries, which could, among other things, lead to increased market volatility; pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products; changes in foreign currency exchange markets; legislative and regulatory actions; unanticipated issues arising in connection with clinical studies and otherwise that affect approval of new products, including Inari products, by the United States Food and Drug Administration and foreign regulatory agencies; inflationary pressures; increased interest rates or interest rate volatility; supply chain disruptions; changes in labor markets; changes in reimbursement levels from third-party payors; a significant increase in product liability claims; the ultimate total cost with respect to recall-related and other regulatory and quality matters; the impact of investigative and legal proceedings and compliance risks; resolution of tax audits; changes in tax laws and regulations; the impact of legislation to reform the healthcare system in the United States or other countries; costs to comply with medical device regulations; changes in financial markets; changes in our credit ratings; changes in the competitive environment; our ability to integrate and realize the anticipated benefits of acquisitions in full or at all or within the expected timeframes, including the acquisition of Inari; our ability to realize anticipated cost savings; potential negative impacts resulting from climate change or other environmental, social and governance and sustainability related matters; the impact on our operations and financial results of any public health emergency and any related policies and actions by governments or other third parties; and breaches or failures of our or our vendors’ or customers’ information technology systems or products, including by cyber-attack, data leakage, unauthorized access or theft. Additional information concerning these and other factors is contained in our filings with the U.S.

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Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The foregoing factors should also be read in conjunction with the risks and cautionary statements discussed or identified in Inari’s filings with the SEC, including Inari’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The parties disclaim any intention or obligation to publicly update or revise any forward-looking statement to reflect any change in expectations or in events, conditions or circumstances on which those expectations may be based, or that affect the likelihood that actual results will differ from those contained in the forward-looking statements, except to the extent required by law.

Additional Information and Where to Find It

The tender offer for the outstanding shares of common stock of Inari referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Inari or any other securities. At the time the tender offer is commenced, Stryker will file with the “SEC” a Tender Offer Statement on Schedule TO, and Inari will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INARI STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS MAY BE AMENDED FROM TIME TO TIME, WHEN SUCH DOCUMENTS BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Inari stockholders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stryker will be available free of charge on Stryker’s website, www.stryker.com, or by contacting Stryker’s Investor Relations department at jason.beach@stryker.com. Copies of the documents filed with the SEC by Inari will be available free of charge on Inari’s website, https://ir.inarimedical.com, or by contacting Inari Investor Relations at IR@inarimedical.com. In addition, Inari stockholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Stryker’s Contacts

Jason Beach, Vice President, Investor Relations at 269-385-2600 or jason.beach@stryker.com

Yin Becker, Vice President, Chief Corporate Affairs Officer at 269-385-2600 or yin.becker@stryker.com

Inari’s Contact

Neil Bhalodkar, Vice President, Investor Relations at neil.bhalodkar@inarimedical.com

[1]	https://www.cdc.gov/blood-clots/data-research/facts-stats/index.html

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